Form 10-K, Exhibit 13
period 1995-08-31
ROTECH MEDICAL CORP
filed 1995-10-30
CIK 771142

                                                                   EXHIBIT 13.1







                                    ROTECH









                                     1995
                                 ANNUAL REPORT
















                          A HOME HEALTH CARE COMPANY

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------

Table of Contents
-------------------------------------------------------------------------------

July 31, 1995





Letter to Shareholders...............................    2-3

Consolidated Financial Statements....................   4-21

Financial Statement Schedule.........................     21

Reports of Independent Certified Public Accountants..  22-23

Selected Consolidated Financial Data.................     24

Management's Discussion and Analysis of Financial
     Condition and Results of Operations.............  25-28

Selected Quarterly Consolidated Financial Data.......     29

Prices of Common Stock...............................     29

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------

To Our Shareholders
-------------------------------------------------------------------------------

RoTech's commitment to bringing home health care to patients in non-urban America resulted in our seventh consecutive year of record revenues and earnings. Throughout fiscal 1995, the Company continued to implement its acquisition and expansion strategy, increasing the number of non-urban markets served, while increasing the portfolio of home health care products and services available to patients in those markets. The recent historical growth of home health care has been driven by technological advances, increased acceptance of home health care, the need to reduce the cost of care, the aging of America's population and the enhanced life expectancy of Americans compared to past years. Our industry faces health care reform efforts, cost containment measures and managed care initiatives that will drive the management of the business. RoTech continued to devote significant time and focus to its operations, including information systems, to posture itself to handle the future billing, management, operational and reporting needs.

Record net operating revenue, net income and net income per share amounts posted during fiscal 1995 and prior years are shown in the table below. These record amounts were all posted despite increases in shares outstanding, primarily as a result of our various stock offerings.


                 Net Operating                      Net Income     Wtd. Average
                       Revenue       Net Income      per Share      # of Shares
                       -------       ----------      ---------      -----------
1995                  $134,111          $13,145          $1.27           10,342
1994                    71,470            8,112            .99            8,147
1993                    48,383            5,127            .77            6,692
1992                    37,122            3,686            .60            6,175
1991                    26,321            2,169            .43            5,090

           (all amounts are shown in 000's except per share amounts)

The home health care industry has experienced an active consolidation trend for the last seven years, yet the current pace has increased exponentially over the past few years. All home health care companies are concerned about the trends being discussed and/or implemented by the governmental payors and managed care entities. They are concerned about their inability to influence such changes and what will be required to weather these changes financially. Such industry changes are not controllable and they may drive many smaller businesses out of the marketplace, leaving their patient bases which would still require care. With Medicare reimbursement reduction imminent, we have seen a heightened consolidation pace. RoTech's profits improved after the 30% reduction in Medicare reimbursement experienced in 1989 through increasing its patient bases without corresponding increases in costs, which management believes could happen again, depending on the magnitude of the final reimbursement reduction. In response to the pending revenue reductions, RoTech plans to scrutinize its operations to provide only those required services to Medicare beneficiaries, implement tougher collection procedures on Medicare patient copayments and continue consolidation of our buying power to reduce costs for all patients. The opportunities to purchase good home health care operations are ample in this environment for companies such as RoTech that can obtain capital to consolidate these operations for overall continued and enhanced profitability.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------

To Our Shareholders
-------------------------------------------------------------------------------

Acquisitions completed during fiscal 1995 took RoTech into additional non-urban states including Colorado, Oklahoma, South Dakota and Wyoming, while we also strengthened our market penetration in Arkansas, Louisiana, Mississippi, Texas and Montana. Acquisitions completed to date since August 1, 1995 furthered our market presence in Alabama, Arkansas, Louisiana, Mississippi, Tennessee and Texas along with the October 1, 1995 acquisition of Hook's Home Health Care's 32 locations which dynamically increased our market coverage in Indiana, Illinois and Ohio. The Hook's transaction presents significant volume to the Company to drive revenues and purchasing capabilities. We believe there are opportunities to introduce new products and services to the Hook's patient and referral bases, to consolidate some and improve other operational aspects thereby improving profitability of Hook's and other RoTech locations.

In May 1995, the Company sold 1,700,000 shares of its common stock for approximate net proceeds of $50 million, which is approximately the same amount spent on acquisitions during fiscal 1995. The proceeds were used to paydown the existing line of credit balance and to fund pending acquisitions. All monies from the offering were utilized in operations by the first week of July 1995. Effective June 1, 1995, the Company's line of credit was increased to $75 million. Additionally, during fiscal 1995 the Company generated $17.1 million in cash from operations. The Company believes that its positive cash flow capabilities and credit capacity are sufficient to fund its acquisition and expansion activities for the next twelve months.

We believe patients benefit from an approach to health care controlled comprehensively by the primary care physician and we have historically targeted the patients of such physicians in our non-urban marketplaces. Continued development of our long term strategy of developing cost-effective health care delivery systems lead to the acquisition of twenty physician practices in Florida and Mississippi over the last 20 months. Market penetration is necessary to effectively benefit from these investments. We continue to invest in these two geographic areas so that our strategy can be realized to its fullest potential resulting in better, less expensive patient care through early detection, early treatment and the use of preventive protocols that governmental payors and managed care entities will demand.

A renewed focus on durable medical equipment rentals emerged in our company this year. Through certain of its recent acquisitions, RoTech has been able to increase revenues by introducing newer durable medical equipment products which enable patients to receive less expensive care. Our corporate sales force's continual education of the patient and the primary care physician in the arena has broadened our revenue base.

RoTech values its relationships with its patients and would like to thank all of its patients and its shareholders for their support of the Company in these changing times.

/s/ William P. Kennedy

William P. Kennedy
Chairman of the Board


RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------

Consolidated Balance Sheets
-------------------------------------------------------------------------------

                                                                    JULY 31
                                                              1995          1994
                                                         -------------  ------------

ASSETS
Current Assets:
 Cash                                                    $    577,283   $   331,681
 Accounts receivable:
   Trade, less allowance for contractual adjustments
    and doubtful accounts of $7,958,000 in 1995 and
    $6,333,000 in 1994                                     42,236,981    29,568,314
   Other                                                    1,418,918     1,622,975
   Inventories                                             12,036,188     5,918,437
   Prepaid expenses                                           388,728       711,350
                                                         ------------   -----------
Total Current Assets                                       56,658,098    38,152,757

Other Assets:
 Intangible assets, less accumulated amortization of
 $8,179,000 in 1995 and $3,636,000 in 1994                 68,811,955    30,880,930

 Other assets                                            ------------   -----------
                                                              249,070     2,009,230
                                                         ------------   -----------
                                                           69,061,025    32,890,160

Property and equipment, less accumulated depreciation      45,912,848    23,389,838
                                                         ------------   -----------
Total Assets                                             $171,631,971   $94,432,755
                                                         ============   ===========


RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
Consolidated Balance Sheets
-------------------------------------------------------------------------------

                                                               JULY 31
                                                         1995           1994
                                                     -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                  $  4,870,171    $ 2,950,631
  Accrued expenses and other liabilities               3,972,000      2,570,402
  Note payable                                         9,980,000      4,098,000
  Deferred Income Taxes                                  334,504        598,594
  Income taxes payable                                  (306,849)       152,015
                                                    ------------    -----------
Total Current Liabilities                             18,849,826     10,369,642

Other Liabilities:
  Deferred income taxes                                3,123,625        742,650
                                                    ------------    -----------
                                                       3,123,625        742,650
 Shareholders' Equity:
  Common Stock, par value $.0002 per share,
  50,000,000 shares authorized, 11,421,821 in 1995
  and 9,504,770 in 1994 shares issued and                  2,293          1,909
  outstanding

Treasury stock                                          (814,535)      (814,535)
Additional paid-in capital                           118,031,491     64,520,077
Retained earnings                                     32,439,271     19,613,012
                                                    ------------    -----------
                                                     149,658,520     83,320,463
                                                    ------------    -----------
Total Liabilities and Shareholders' Equity          $171,631,971    $94,432,755
                                                    ============    ===========

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
Consolidated Statements of Income
-------------------------------------------------------------------------------

                                                         YEAR ENDED JULY 31
                                                   1995          1994          1993
                                               ------------   -----------   -----------
Operating revenue                              $134,111,458   $71,469,618   $48,383,021

Cost and expenses:

  Cost of revenue                                36,287,811    17,408,548    12,358,678
  Selling, general and administrative            66,477,381    35,879,483    25,063,878
  Depreciation and amortization                   9,565,238     5,338,494     2,801,415
  Interest                                          835,462        66,676        76,230
                                               ------------   -----------   -----------
                                                113,165,892    58,693,201    40,300,201
                                               ------------   -----------   -----------
      Income before income taxes                 20,945,566    12,776,417     8,082,820

Income tax expense                                7,800,800     4,664,197     2,955,470
                                               ------------   -----------   -----------
      Net Income                               $ 13,144,766   $ 8,112,220   $ 5,127,350
                                               ============   ===========   ===========

      Net Income Per Share                            $1.27         $0.99         $0.77
                                                ============   ===========   ===========

See accompanying notes.
----------------------

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
-------------------------------------------------------------------------------

                                                          COMMON STOCK                     ADDITIONAL
                                                     ---------------------    TREASURY       PAID-IN      RETAINED
                                                       SHARES       AMOUNT      STOCK        CAPITAL      EARNINGS
                                                     ----------     ------    ---------   ------------   -----------
Balance at August 1, 1992                             6,130,962     $1,226    $           $ 11,005,068   $ 6,511,754
Issuance of Common Stock pursuant to
 Employees Stock Compensation Plan                        3,100          1                      31,273
Issuance of Common Stock in acquisition of
 subsidiaries                                            68,950         14                     577,518
Repurchase and retirement of Common
 Stock pursuant to exercise of put and other options   (110,187)       (22)                 (1,117,024)     (138,312)
Issuance of Common Stock in Public Offering           1,150,000        230                  14,198,272
Net income                                                                                                 5,127,350
                                                     ----------     ------    ---------   ------------   -----------
Balance at July 31, 1993                              7,242,825      1,449                  24,695,107    11,500,792

Issuance of Common Stock pursuant to
 Employees Stock Compensation Plan                          800                                  9,015
Issuance of Common Stock in acquisition of
 subsidiaries                                           302,916         60                   3,077,075
Repurchase of Common Stock                              (41,771)               (814,535)
Issuance of Common Stock in Public Offering           2,000,000        400                  36,738,880
Net income                                                                                                 8,112,220
                                                     ----------     ------    ---------   ------------   -----------
BALANCE AT JULY 31, 1994                              9,504,770      1,909     (814,535)    64,520,077    19,613,012

  ISSUANCE OF COMMON STOCK PURSUANT TO
   EMPLOYEES STOCK COMPENSATION PLAN                     16,063          4                     185,580
  ISSUANCE OF COMMON STOCK IN
   ACQUISITION OF SUBSIDIARIES                          195,988         39                   3,197,379
ISSUANCE AND REPURCHASE AND RETIREMENT
 OF COMMON STOCK PURSUANT TO EXERCISE                                                          173,299      (318,507)
 OF STOCK OPTIONS
ISSUANCE OF COMMON STOCK IN PUBLIC  OFFERING          1,700,000        340                  49,885,157
ISSUANCE OF COMMON STOCK PURSUANT TO EXERCISE
 OF STOCK OPTIONS                                         5,000          1                      69,999
 NET INCOME                                                                                               13,144,766
                                                     ----------     ------    ---------   ------------   -----------
BALANCE AT JULY 31, 1995                             11,421,821     $2,293    $(814,535)  $118,031,491   $32,439,271
                                                     ==========     ======    =========   ============   ===========

See accompanying notes.
----------------------

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------

                                                          YEAR ENDED JULY 31
                                                   1995          1994          1993
                                                -----------   -----------   -----------
OPERATING ACTIVITIES

Net income                                      $13,144,766   $ 8,112,220   $ 5,127,350

Adjustments to reconcile net income to net
 cash provided by operations:
  Depreciation                                    4,974,785     3,341,919     2,100,863
  Amortization of intangible assets               4,590,453     1,996,575       700,552
  Provision for deferred income taxes             2,116,885       715,932       296,513
  Gain on sale of property and equipment            (15,160)      (15,983)      (11,505)
  Issuance of Common Stock as employee
   compensation and pursuant to exercise of
   stock options                                    255,583         9,015        31,274
Equity in income from affiliated company           (910,246)     (109,493)      (20,000)
Changes in operating assets and liabilities:
  Increase in trade accounts receivable          (5,452,570)   (6,645,093)   (1,810,374)
  (Increase) decrease in other receivables          364,006    (1,198,602)      280,476
  Increase in inventories                        (2,633,575)     (872,687)     (437,369)
  (Increase) decrease in prepaid expenses           391,366      (140,712)     (253,232)
  Increase (decrease) in accounts payable         1,919,540     1,315,516    (3,226,656)
  Decrease in accrued expenses and other
   liabilities                                   (1,181,063)   (1,512,257)     (920,339)
  Decrease in income taxes payable                 (458,864)     (240,128)     (283,387)
                                                -----------   -----------   -----------
   Net cash provided by operating activities     17,105,906     4,756,222     1,574,166

See accompanying notes.
----------------------

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------

                                                               YEAR ENDED JULY 31
                                                        1995           1994           1993
                                                   -------------   ------------   ------------
INVESTING ACTIVITIES
Purchases of property and equipment                  (17,298,613)    (9,389,526)    (4,047,553)
Payments for acquisitions of net assets, net of
 cash acquired                                       (55,643,515)   (37,734,909)    (2,176,877)
Proceeds from sale of property and equipment              68,167         15,983         86,655
Advances and deposits                                    391,368         44,253       (293,329)
                                                   -------------   ------------   ------------
      Net cash used in investing activities          (72,482,593)   (47,064,199)    (6,431,104)

FINANCING ACTIVITIES
Proceeds from long-term debt and notes
 payable                                             109,037,900     32,493,900      8,694,181
Payments on long-term debt and notes payable        (103,155,900)   (28,396,000)   (14,465,900)
Proceeds from issuance of Common Stock                49,885,497     36,739,280     14,198,502
Repurchase of Common Stock                              (145,208)      (814,535)    (1,255,358)
                                                   -------------   ------------   ------------
      Net cash provided by financing activities       55,622,289     40,022,645      7,171,425
                                                   -------------   ------------   ------------
        Increase (decrease) in cash                      245,602     (2,285,332)     2,314,487
Cash at beginning of period                              331,681      2,617,013        302,526
                                                   -------------   ------------   ------------
Cash at end of period                              $     577,283   $    331,681   $  2,617,013
                                                   =============   ============   ============
Supplemental disclosures of cash flow
 information
 Cash paid during the year for:
   Interest                                        $     933,000   $     69,000   $    148,000
   Income taxes                                        6,774,000      4,546,000      2,905,000

See accompanying notes.
----------------------

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

RoTech Medical Corporation (the "Company") was incorporated on September 1, 1981. The Company, through its subsidiaries, markets and provides home health care products and services and rents home health care equipment to patients, primarily in the Southeastern United States. These products and services, which are typically prescribed by a physician, include home health care products (such as respiratory therapy equipment and convalescent medical equipment) and home infusion therapy products and related services.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of RoTech Medical Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company believes the book value of their financial instruments (cash equivalents, accounts receivable, line of credit, accounts payable, accrued expenses and income taxes payable) approximates their fair value due to their short-term nature.

REVENUE RECOGNITION

Revenues are reported on the accrual basis in the period in which services are provided. Operating revenue represents the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

Rental income under short-term leasing arrangements is recognized on a straight-line basis over the term of the lease and approximated $59,017,000, $31,142,000 and $20,895,000 in 1995, 1994 and 1993, respectively. The provision for doubtful accounts approximated $4,499,000, $3,377,000 and $3,284,000 in 1995,
1994 and 1993, respectively.

INVENTORIES

Inventories consist principally of durable medical equipment, medical supplies and pharmaceutical products and are stated at the lower of cost (first-in, first-out method) or market.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to seven years). Amortization of leasehold improvements is included in depreciation.

INTANGIBLE ASSETS

The excess of cost over the fair value of assets acquired and other intangibles, primarily non-compete agreements, are being amortized over 2 to 25 years on a straight-line basis.

INCOME TAXES

Deferred income taxes are provided for all items included in the determination of earnings in different periods for tax and financial reporting purposes.

Effective August 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated.

INCOME PER SHARE

Income per share has been computed using the weighted average number of shares of Common Stock outstanding during each period, including any Common Stock equivalents resulting from outstanding stock options and warrants calculated using the treasury stock method. The number of shares used in the calculation of income per share for 1995, 1994, and 1993 was 10,342,000, 8,147,000 and
6,692,000, respectively. The difference between shares for primary and fully diluted income per share was not significant in any year. Accordingly, fully diluted income per share is not presented.

2. THIRD-PARTY RATE ADJUSTMENTS AND REVENUE

Approximately 63% in 1995, 48% in 1994, and 43% in 1993 of gross revenue was derived under federal and state third-party reimbursement programs. A portion of these revenues is based on cost reimbursement principles and is subject to audit and retroactive adjustment by the respective third-party fiscal intermediaries. In the opinion of management, retroactive adjustments, if any, would not be material to the financial position or results of operations of the Company.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

3. ACQUISITIONS

During the fiscal year ended July 31, 1995, the Company issued 195,988 shares of its restricted Common Stock valued at $3,197,000, issued 313,236 shares of its restricted Common Stock which were placed in escrow pending the attainment of certain operating profit thresholds (see Note 4), and paid cash of approximately $52,075,000 to purchase the net assets of certain home health care companies, all of the outstanding common stock of certain home health companies and substantially all of the assets of a home health partnership.

The combined fair market values of those assets acquired and (liabilities assumed) in 1995 are reflected in the following classifications on the balance sheet:

     Cash                                                        $   597,000
     Accounts receivable                                           7,304,000
     Inventories                                                   3,484,000
     Prepaid expenses                                                 69,000
     Other assets                                                     53,000
     Property and equipment                                       10,199,000
     Accounts payable, accrued expenses and other liabilities     (6,497,000)
                                                                 -----------
     Net assets acquired                                         $15,209,000
                                                                 ===========

Operating results of the acquired companies have been included in the statements of income since the respective dates of acquisition. The acquisitions have been accounted for by the purchase method of accounting. The excess of the purchase price over the fair market values of the assets acquired and liabilities assumed will be amortized over 2 to 25 years on a straight-line basis.

The operations of entities acquired subsequent to July 31, 1995 (see Note 13) are not included in the Company's historical statement of income as presented herein. The net assets of those entities acquired subsequent to July 31, 1995 are also not included in the Company's balance sheet as of July 31, 1995.

The pro forma condensed combined statements of income were prepared as if the purchases and sales had occurred on the first day of the respective years presented to illustrate the estimated combined effects of the various Agreements for Purchase and Sale (Agreements) upon the Company. The pro forma condensed combined statements of income presented are not necessarily indicative of the results of operations that might have occurred had such transactions been completed as of the date specified or of the results of operations of the Company and its subsidiaries for any future period.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

3. ACQUISITIONS (CONTINUED)

No changes in operating revenue and expenses have been made to reflect the results of any modification to operations that might have been made had the Agreements been consummated on the aforesaid assumed effective date for purposes of presenting pro forma results. Certain supportable payroll costs attributable to acquired entities' employees whose services would have been terminated upon the effective date of purchase and sale have been eliminated. The pro forma condensed combined statements of income include amortization of goodwill as if the Agreements had been completed on the assumed effective date referred to above.

The pro forma condensed combined statements of income should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere herein.

     (a) Supportable general and administrative expenses relating directly to the payroll and related expenses of those terminated employees determined to be duplicated by the Company's existing personnel and therefore would not be needed after the acquisitions.

     (b) Amortization on intangibles recorded in the combined acquisitions (amortized over various lives from 2 to 25 years).

     (c) Additional net interest expense related to borrowings for cash paid to acquire combined entities.

     (d) Adjustment to income tax expense for the tax expense relating to the net income as adjusted for the combined acquired entities. Income taxes are calculated on the basis that operations of the consolidated company could be combined as one company for federal income tax purposes at the actual historical rate for the period.

     (e) Additional shares of the Company's common stock issued pursuant to the Agreements; assumed issued on the first day of the respective years presented.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------


                                                                  For the Year Ended July 31, 1994
                                     ------------------------------------------------------------------------------------
                                                                         (Unaudited)
                                           RoTech                                                             RoTech
                                           Medical                                                            Medical
                                         Corporation                                                        Corporation
                                        Consolidated             Combined                                    Combined
                                         Year Ended              Acquired             Pro Forma              Pro Forma
                                        July 31, 1994            Entities            Adjustments              Results
                                     ------------------------------------------------------------------------------------
Operating revenue                         $71,469,618           $43,695,309                                 $115,164,927

Cost and expenses:
        Cost of revenue                    17,408,548            12,414,129                                   29,822,677
        Selling, general
                and administrative         35,879,483            22,780,833             $(800,000)(a)         57,860,316
        Depreciation and amortization       5,338,494             1,596,376             2,670,955 (b)          9,605,825
        Interest                               66,676               326,600             3,797,806 (c)          4,191,083
                                          -----------           -----------           -----------           ------------
                                           58,693,201            37,117,938             5,668,761            101,479,901
                                          -----------           -----------           -----------           ------------

Income before income taxes                 12,776,417             6,577,370            (5,668,761)            13,685,026

Income tax expense                          4,664,197             2,264,974            (1,838,341)(d)          5,090,830
                                          -----------           -----------           -----------           ------------

                Net Income                $ 8,112,220           $ 4,312,397           $(3,830,420)          $  8,594,196
                                          ===========           ===========           ===========           ============


Net Income Per Share                            $0.99                                                              $1.03
                                          ===========                                                       ============
Weighted Average Number
        of Shares Outstanding               8,147,144                                     195,988 (e)          8,343,132

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

                                                        For the Year Ended July 31, 1995
                                      ---------------------------------------------------------------
                                                                 (Unaudited)
                                           RoTech                                           RoTech
                                          Medical                                          Medical
                                        Corporation                                      Corporation
                                        Consolidated     Combined                         Combined
                                         Year Ended      Acquired        Pro Forma        Pro Forma
                                       July 31, 1995     Entities       Adjustments        Results
                                      ---------------------------------------------------------------
Operating revenue                       $134,111,458    $23,162,255                      $157,273,713

Cost and expenses:
   Cost of revenue                        36,287,811      6,132,065                        42,419,876
   Selling, general
        and administrative                66,477,381     12,904,336       (600,000)(a)     78,781,717
   Depreciation and amortization           9,565,238      1,109,666      1,335,477 (b)     12,010,381
   Interest                                  835,462        220,446      1,582,419 (c)      2,638,327
                                        ------------    -----------    -----------       ------------
                                         113,165,892     20,366,513      2,317,896        135,850,301
                                        ------------    -----------    -----------       ------------

Income before income taxes                20,945,566      2,795,742     (2,317,896)        21,423,412

Income tax expense                         7,800,800        674,371       (580,111)(d)      7,969,509
                                        ------------    -----------    -----------       ------------
        Net Income                      $ 13,144,766    $ 2,121,371    $(1,737,785)      $ 13,453,903
                                        ============    ===========    ===========       ============

Net Income Per Share                           $1.27                                            $1.28
                                        ============                                     ============
Weighted Average Number
   of Shares Outstanding                  10,342,000                       195,988 (e)     10,537,988


RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENT - JULY 31, 1995
-------------------------------------------------------------------------------

4.  SHAREHOLDERS' EQUITY

On May 10, 1995, the Company completed a public offering of 1,700,000 shares of its Common Stock at $31.00 per share. The proceeds of the sale, after deducting issuance costs, were $49,885,497. The Company used the proceeds to reduce outstanding debts, to complete certain acquisitions and invested the remainder in short-term interest-bearing obligations.

In July 1993, pursuant to the Company's Stock Option Plan, the Company issued options to certain members of management to purchase up to 784,000 shares of the Company's Common Stock at prices ranging from $11.88 to $18.75 per share.
During the year, 14,000 options were exercised. At July 31, 1995, 416,926 options were exercisable.

On June 1, 1992, pursuant to an employment agreement, the Company issued 10,000 options to purchase its Common Stock at $14.25 per share. The options are exercisable until April 1, 1997; all options were exercised subsequent to July 31, 1995.

Certain acquisitions transacted in prior years included provisions for the issuance of up to 50,000 additional shares based on cash collections of a subsidiary and 25,024 warrants to purchase the Company's Common Stock at $15.00 per share through November 1, 1995. No warrants were exercised as of July 31, 1995.

Certain acquisitions transacted in fiscal years 1995 and 1994 include provisions for the issuance of up to 313,236 and 134,066 additional shares of Common Stock, respectively, based on operating profit thresholds of certain subsidiaries.

On July 1, 1995, the Company entered into a stock option agreement ("Agreement") with a firm which provides legal services to the Company (See Note 9.). The Agreement issued the firm options to purchase up to, but not exceeding in the aggregate, 10,000 shares of the Company's Common Stock at $27.75 per share. The options are exercisable until June 30, 2000.

Certain acquisitions transacted in the fiscal year 1995 include provisions for the issuance of 505,511 put options. At July 31, 1995, 927,168 put options were outstanding. The put options are exercisable at certain points throughout the period August 1, 1994 to December 31, 1998 at call prices ranging from $13.00 to $30.17.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                      JULY 31
                                1995           1994
                            ------------   ------------
Rental equipment            $ 48,271,671   $ 25,128,053
Furniture and equipment       14,499,465      7,547,422
Vehicles                       3,947,514      1,741,651
Leasehold improvements         1,357,378      1,144,099
                            ------------   ------------
                              68,076,028     35,561,225
Accumulated depreciation     (22,163,180)   (12,171,387)
                            ------------   ------------
                            $ 45,912,848   $ 23,389,838
                            ============   ============

6. CURRENT NOTES PAYABLE

Current notes payable at July 31, 1995 were $9,980,000 under a $75,000,000 working capital line of credit expiring on January 1, 1997. The rate on July 31, 1995 was 6.825%. The working capital line of credit is payable on demand and provides for an interest rate of LIBOR plus 70 basis points or prime rate minus 1% for the first $20 million borrowed and LIBOR plus 82.5 basis points or prime rate minus 1% for amounts borrowed in excess of $20 million.

The credit facility is collateralized by substantially all trade accounts receivable, inventory, property and equipment, cash and investments of the Company and guaranteed by the Company's subsidiaries. As of July 31, 1995, the Company was in compliance with all covenants contained in the credit facility.

7. LEASE COMMITMENTS

Rental expense approximated $3,924,000, $1,837,000 and $1,021,000 for the years ended July 31, 1995, 1994 and 1993, respectively. Future minimum rental commitments under leases, primarily for buildings, are as follows:

      FOR THE YEARS ENDING JULY 31
      ----------------------------
                  1996                        $2,924,000
                  1997                         2,168,000
                  1998                         1,610,000
                  1999                         1,227,000
                  2000                           548,000
                                              ----------
                                              $8,477,000
                                              ==========

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

8. INCOME TAXES

Income tax expense for the years ended July 31, consists of the following:

                   LIABILITY         Liability        Deferred
                    METHOD            Method           Method
                  ----------        ----------       ----------
                     1995              1994             1993
                  ----------        ----------       ----------
Current
  Federal         $6,064,000        $3,632,313       $2,365,908
  State              606,000           448,529          293,049
                  ----------        ----------       ----------
                   6,670,000         4,080,842        2,658,957
Deferred
  Federal          1,040,800           519,670          263,834
  State               90,000            63,685           32,679
                  ----------        ----------       ----------
                   1,130,800           583,355          296,513
                  ----------        ----------       ----------
                  $7,800,800        $4,664,197       $2,955,470
                  ==========        ==========       ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Provisions have been made for deferred income taxes arising primarily from the use of different depreciation methods for equipment and different lives for intangible assets for financial and tax reporting purposes. Significant components of the Company's deferred tax liabilities and assets as of July 31 are as follows:

                                                     1995         1994
                                                  -----------  -----------
Deferred tax liabilities:
   Tax over book depreciation                     $  481,000   $  514,000
   Tax over book intangibles amortization          2,934,000      587,000
   Prepaid insurance                                  43,000      240,000
                                                  ----------   ----------
       Total deferred tax liabilities              3,458,000    1,341,000

Deferred tax assets:
   Net operating loss carryforwards                  385,000      420,000
   Uniform Capitalization                            185,000      157,000
                                                  ----------   ----------
       Total deferred tax assets                     570,000      577,000
   Valuation allowance for deferred tax assets      (385,000)    (420,000)
                                                  ----------   ----------
   Net deferred tax assets                           185,000      157,000
                                                  ----------   ----------
   Net deferred tax liabilities                   $3,273,000   $1,184,000
                                                  ==========   ==========

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

8. INCOME TAXES (CONTINUED)

In 1991, the Company acquired net operating loss carryforwards of VitalCare which are restricted to offset future taxable income of VitalCare of approximately $1,500,000. These carryforwards are restricted to usage of approximately $100,000 per year and expire in years 2001 through 2006. Amounts unused in any year can be carried forward to the expiration date. In 1995, the Company used approximately $100,000 of the carryforwards, leaving approximately $1,040,000 available at July 31, 1995. For financial reporting purposes, a valuation allowance of $385,000 has been recognized to offset the deferred tax assets related to those carry forwards.

The Company's effective tax rate differs from the statutory rate for the years ended July 31, as follows:

                                                         LIABILITY   Liability   Deferred
                                                          METHOD      Method      Method
                                                         ---------   ---------   --------
                                                            1995        1994       1993
                                                         ---------   ---------   --------
Percentage of pre-tax income:
 Statutory rate                                             35.0%       34.0%      34.0%
 Increase (decrease) in tax rate resulting from:
  State income taxes, net of federal income tax benefit      2.0         3.8        2.3
  Amortization of nondeductible intangible assets            2.5         1.9        2.2
  Other                                                     (2.3)       (3.2)      (1.9)
                                                            ----        ----       ----
                                                            37.2%       36.5%      36.6%
                                                            ====        ====       ====

9.  RELATED PARTY TRANSACTIONS

The Company purchases certain products from companies owned by its chief executive officer and shareholder. Such transactions amounted to $55,000, $70,000 and $73,000 for the years ended July 31, 1995, 1994 and 1993, respectively. These same companies purchased approximately $28,000, $236,000 and $409,000 of products from the Company for the fiscal years ended July 31, 1995, 1994 and 1993, respectively.

The Company leases certain facilities and equipment and purchases services from companies owned by certain directors, officers and shareholders. Rent expense under these cancelable operating leases amounted to $760,000, $536,000 and $446,000 for the years ended July 31, 1995, 1994 and 1993, respectively.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995
-------------------------------------------------------------------------------

9.  RELATED PARTY TRANSACTIONS (CONTINUED)

The Company executed a stock option agreement with a firm which provides certain legal services to the Company. One of the Company's directors and officers is a shareholder and officer of the firm. (See Note 4.)

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended July 31, 1995 and 1994:

                                                                       JULY 31, 1995
                                                       FIRST        SECOND        THIRD       FOURTH
                                                     -----------  -----------  -----------  -----------
Operating revenue                                    $26,723,095  $32,581,640  $35,031,464  $39,775,259
Cost and expenses                                     22,452,032   27,647,200   29,780,618   33,286,042
Income tax expense                                     1,580,000    1,830,000    1,900,000    2,490,800
                                                     -----------  -----------  -----------  -----------
Net income                                           $ 2,691,063  $ 3,104,440  $ 3,350,846  $ 3,998,417
                                                     ===========  ===========  ===========  ===========
Net income per share                                 $       .28  $       .31  $       .34  $       .35
                                                     ===========  ===========  ===========  ===========

                                                                       July 31, 1994
                                                        First          Second       Third        Fourth
                                                     -----------  -----------  -----------  -----------
Operating revenue                                    $14,013,192  $15,879,528  $18,138,769  $23,438,129
Cost and expenses                                     11,789,932   13,084,208   14,698,347   19,120,714
Income tax expense                                       766,900      996,000    1,225,000    1,676,297
                                                     -----------  -----------  -----------  -----------
Net income                                           $ 1,456,360  $ 1,799,320  $ 2,215,422  $ 2,641,118
                                                     ===========  ===========  ===========  ===========
Net income per share                                 $       .20  $       .24  $       .26  $       .28
                                                     ===========  ===========  ===========  ===========

11.  ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities include:

                                                                          JULY 31
                                                                     1995         1994
                                                                  -----------  -----------
Accrued payroll expenses                                          $2,164,221   $1,123,570
Deferred payments                                                  1,754,633    1,433,941
Deferred taxes and other accrued liabilities                          53,146       12,891
                                                                  ----------   ----------
                                                                  $3,972,000   $2,570,402
                                                                  ==========   ==========

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1995 AND
FINANCIAL STATEMENT SCHEDULE
-------------------------------------------------------------------------------

12.  OTHER ASSETS

In February, 1995, the Company sold its investment in an affiliated company.
The Company's 49% ownership was accounted for by the equity method. The approximate $1,400,000 net gain and certain operating expenses incurred to carry the assets are recorded in selling general and administrative expenses.

13.  SUBSEQUENT EVENTS

During the period August 1, 1995 to October 17, 1995, the Company issued 99,777 shares of its restricted Common Stock valued at $1,915,000 and paid cash of $28,101,000 to purchase the net assets of nineteen home health care companies and three primary care physician practices. During the period August 1, 1995 to October 17, 1995, the Company paid cash of $1,675,000 to purchase the stock of one home health care company.

SCHEDULE II - VAluation and Qualifying Accounts
------------------------------------------------

                                                          COLUMN C
                                                   -------------------------
COLUMN A                           COLUMN B              ADDITIONS                 COLUMN D        COLUMN E
--------------------------------------------------------------------------------------------------------------
                                  BALANCE AT        CHARGED     CHARGED TO
                                 BEGINNING OF         TO          OTHER           DEDUCTIONS       BALANCE AT
CLASSIFICATION                     PERIOD          COSTS AND     ACCOUNTS-       DESCRIBE (1)       END OF
                                                   EXPENSES      DESCRIBE                           PERIOD
---------------------------------------------------------------------------------------------------------------
YEAR ENDED JULY 31, 1995:
 DEDUCTED FROM ASSET ACCOUNTS:
  ALLOWANCE FOR CONTRACTUAL
   ADJUSTMENTS AND DOUBTFUL
   ACCOUNTS                         $6,333,000     $4,499,000       ---         $2,874,000          $7,958,000

Year ended July 31, 1994:
 Deducted from asset accounts:
  Allowance for contractual
   adjustments and doubtful
   accounts                         $3,417,000     $3,377,000       ---         $  461,000          $6,333,000

Year ended July 31, 1993:
 Deducted from asset accounts:
  Allowance for contractual
   adjustments and doubtful
   accounts                         $3,214,000     $3,284,000       ---         $3,081,000          $3,417,000

(1) Uncollectible accounts written off, net of recoveries and net of the allowance for contractual adjustments and doubtful accounts remaining at the respective fiscal year-end recorded in conjunction with certain acquisitions.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------

To the Board of Directors and Shareholders of RoTech Medical Corporation
Orlando, Florida

We have audited the accompanying consolidated balance sheets of RoTech Medical Corporation and subsidiaries (the "Company") as of July 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years then ended. Our audits also included the financial statement schedule, for the years ended July 31, 1995 and 1994, presented on page 21. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RoTech Medical Corporation and subsidiaries at July 31, 1995 and 1994, and the results of their operations and their cash flows for each of the two years then ended in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule for the two-year period ended July 31, 1995, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP
October 19, 1995
Orlando, Florida

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------

              Report of Independent Certified Public Accountants

Shareholders and Directors
RoTech Medical Corporation

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of RoTech Medical Corporation and subsidiaries for the year ended July 31, 1993. Our audit also included the accompanying financial statement schedule for the year ended July 31, 1993. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of RoTech Medical Corporation and subsidiaries for the year ended July 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                       ERNST & YOUNG LLP

Orlando, Florida
September 15, 1993

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
Selected Consolidated Financial Data
-------------------------------------------------------------------------------
(in thousands, except per share amounts)
-------------------------------------------------------

                                                            Year Ended July 31
----------------------------------------------------------------------------------------------
                                            1995       1994      1993      1992      1991
----------------------------------------------------------------------------------------------
Statements of Income Data:
--------------------------
Operating revenue:
 Home respiratory and other
       medical equipment                  $ 88,838   $41,579   $23,857   $15,706   $14,688
 Home infusion therapy and other
       pharmacy related services            33,554    25,492    21,715    19,959    10,886
 Other products & services                  11,719     4,399     2,811     1,457       747
----------------------------------------------------------------------------------------------
Total operating revenue                    134,111    71,470    48,383    37,122    26,321
----------------------------------------------------------------------------------------------

Cost and expenses:
 Cost of revenue                            36,288    17,409    12,359     8,434     5,766
 Selling, general and administrative        66,477    35,880    25,064    20,208    14,992
 Depreciation and amortization               9,565     5,338     2,801     2,486     1,549
 Interest                                      835        67        76       305       610
----------------------------------------------------------------------------------------------
Total cost and expenses                    113,165    58,694    40,300    31,433    22,917
----------------------------------------------------------------------------------------------

Income before income taxes                  20,946    12,776     8,083     5,689     3,404
Income tax expense                           7,801     4,664     2,956     2,003     1,235
----------------------------------------------------------------------------------------------

Net income                                $ 13,145   $ 8,112   $ 5,127   $ 3,686   $ 2,169
----------------------------------------------------------------------------------------------
Earnings per share:
-------------------
   Net income per share                      $1.27     $0.99     $0.77     $0.60     $0.43
----------------------------------------------------------------------------------------------

Other Data:
-----------
Weighted average shares outstanding         10,342     8,147     6,692     6,175     5,090
----------------------------------------------------------------------------------------------

Balance Sheet Data:
-------------------
Working Capital                           $ 37,808   $27,783   $18,203   $ 9,617   $ 6,621
Total Assets                               171,632    94,433    40,019    25,137    20,961
Long-term Debt
   (less current portion)                      --        --        --      1,053     1,538
 Shareholders' Equity                      149,659    83,320    36,197    17,518    13,673
----------------------------------------------------------------------------------------------

The Company has acquired various businesses in the five years shown above. Results of these acquisitions' operations are included from the respective dates acquired.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION
-------------------------------------------------------------------------------

FOR THE FISCAL YEARS ENDED JULY 31, 1995 AND 1994
-------------------------------------------------

   Operating revenue increased 87.6% to $134.1 million for the fiscal year ended July 31, 1995 ("fiscal 1995") from $71.5 million for the fiscal year ended July 31, 1994 ("fiscal 1994"). The increase in operating revenue is attributable to acquisitions and expanded product and service lines in existing areas of operation. The Company continues to employ a single sales force to maintain and develop both the home respiratory and other medical equipment and home infusion therapy and other pharmacy related lines of business.

   Operating revenue from home respiratory and other medical equipment increased 113.7% to $88.8 million for fiscal 1995 from $41.6 million for fiscal 1994. The increase was due mainly to increases in patient bases throughout the Company's locations and increased marketing efforts in certain locations acquired during fiscal year 1994 and 1995.

   Operating revenue from home infusion therapy and pharmacy related services increased 31.6% to $33.6 million for fiscal 1995 from $25.5 million for fiscal 1994. Growth in this line of business should continue as the Company expands both its service areas and available products and services.

   Operating revenue from physician practices represented 8.7% of total operating revenue for fiscal 1995, compared to less than 5% for fiscal 1994. The Company currently owns 20 physician practices and employs 26 primary care physicians. These practices are clustered in two rural marketplaces. Growth in this line of business should continue yet decline as a percentage of operating revenue as the Company continues to acquire mostly home health care operations.

   Cost of revenue as a percentage of operating revenue increased to 27.1% for fiscal 1995 from 24.4% for fiscal 1994 due to changes in the product mix in the last year resulting from mid-year fiscal 1994 and fiscal 1995 acquisitions. Selling, general and administrative expenses as a percentage of operating revenue remained relatively stable at 49.6% for fiscal 1995, down from 50.2% for fiscal 1994 as the revenue base has grown faster than the Company's costs. Selling, general and administrative expenses included a net gain from the sale of another asset. The gain resulted from years of operational expenses flowing through the income statements rather than being capitalized. The net gain was offset by increased bad debt expense, resulting in no net impact on selling, general and administrative expenses and no impact on earnings from the gain. Management took the opportunity provided by the gain to improve its overall long-term financial position. Changes in the Company's mix of business also affect these categories. For example, physician practices have no cost of revenue, and all expenses are of a selling, general and administrative nature.

   Depreciation and amortization expense increased 79.2% to $9.6 million for fiscal 1995 from $5.3 million for fiscal 1994. Depreciation and amortization expense as a percentage of operating revenue was 7.1% for fiscal 1995 and 7.5% for fiscal 1994. The dollar increase was attributable to the Company's purchase of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment. All acquisitions in fiscal 1995 were accounted for by the purchase method of accounting for acquisitions.

Rotech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION
-------------------------------------------------------------------------------

       Interest expense, net of interest income, increased to $835,000 for fiscal 1995 from $67,000 for fiscal 1994. This increase resulted from the Company borrowing monies to fund certain acquisitions. The proceeds from the Company's May 1995 stock offering were utilized to repay all bank indebtedness, yet due to the acquisition pace, the Company became a borrower again in early July 1995.

   Income tax expense was provided at a 37.2% effective rate, compared to 36.5% the prior fiscal year. The increase was due to the increase in non-deductible amortization expense in fiscal 1995 and the entry into a higher tax bracket.

   Net income for fiscal 1995 was $13.1 million, a 62.0% increase over the $8.1 million for fiscal 1994. Net income per share increased 28.3% to $1.27 for fiscal 1995 compared to $0.99 for fiscal 1994. The weighted average number of shares increased 26.9% to 10.3 million at July 31, 1995 from 8.1 million at July 31, 1994, primarily as a result of the March 1994 and May 1995 public stock offerings and shares issued in conjunction with certain acquisitions.

FOR THE FISCAL YEARS ENDED JULY 31, 1994 AND 1993
-------------------------------------------------

   Operating revenue for fiscal 1994 increased to $71.5 million from $48.4 million for the fiscal year ended July 31, 1993 ("fiscal 1993"). The 48% increase in operating revenue is attributable primarily to the increase from 71 locations to 134 locations in fiscal 1994 with approximately one-third of the increase resulting from the acquired home respiratory and other medical equipment companies. The balance of the growth in operating revenue was from existing locations, inclusion of fiscal 1993 acquisitions for a full year and locations internally developed in fiscal 1994.

  Operating revenue from home respiratory and other medical equipment grew 74% to $41.6 million for fiscal 1994 from $23.9 million for fiscal 1993. This 74% increase was due mainly to a continued focus of the Company's sales force toward home respiratory products and services and acquisitions of companies predominantly in this line of business.

  Operating revenue from home infusion therapy increased 17% to $25.5 million for fiscal 1994 from $21.7 million for fiscal 1993. The slower growth is due to the fiscal 1994 direction of the Company's single sales force toward home respiratory products and services, and unit growth in home infusion therapy products and services in spite of some pricing pressures experienced during the year.

  Cost of revenue as a percentage of operating revenue decreased to 24.4% for fiscal 1994 from 25.5% for fiscal 1993. The Company continued to obtain better volume pricing with the addition of new entities and refocused its acquisition efforts on the home respiratory and other medical equipment line of business, which has a lower cost of revenue as a percentage of operating revenue. Selling, general and administrative expenses as a percentage of operating revenue decreased to 50.2% from 51.8% for the same two periods.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION
-------------------------------------------------------------------------------

  Depreciation and amortization expense increased 91% to $5.3 million for fiscal 1994 from $2.8 million for fiscal 1993, and increased as a percentage of operating revenue during the same periods. This dollar increase is attributable to the Company's purchases of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment.

  Net interest expense decreased to $67,000 for fiscal 1994 from $76,000 for fiscal 1993. This decrease resulted from the payment of outstanding debt balances in March 1994 with proceeds from the public offering and lower interest rates charged on borrowings from banks prior to March 1994. The decrease was also due to the interest income earned on short-term investments.

  The effective tax rate was 36.5% for fiscal 1994, compared to 36.6% for fiscal 1993.

  As a result of the foregoing, net income increased 58% to $8.1 million from $5.1 million and net income as a percentage of operating revenue increased to 11.3% for fiscal 1994 from 10.6% for fiscal 1993.

  The Company was required to adopt Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of fiscal 1994 as more fully described in Note 1 of the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

  At July 31, 1995, total current assets were $56.7 million and total current liabilities were $18.8 million, resulting in working capital of $37.9 million. The Company's current ratio was 3.01 to 1 at July 31, 1995 compared to 3.68 to 1 at July 31, 1994. Net trade accounts receivable increased $12.7 million in fiscal 1995, or 42.8%. This increase is attributable to acquisitions of the net assets of many home health care companies during the year and the 87.6% increase in operating revenue over the prior year. As a result, the Company's days revenue outstanding on net accounts receivable decreased to 98 days at July 31, 1995 from 116 days at July 31, 1994. Acquired receivables remaining outstanding account for approximately 10 days revenue outstanding at July 31, 1995 and 21 days revenue outstanding at July 31, 1994.

  Current liabilities increased $8.5 million in fiscal 1995, or 81.8%, as $10.0 million was borrowed on the working capital line of credit. The balance of the change was due to the timing of payments to vendors.

  During fiscal 1995, the Company generated cash of $17.1 million from operating activities primarily as a result of net income of $13.1 million along with non-cash expenses of $11.7 million. Advances on the working capital line of credit were utilized to fund acquisitions and internal expansion. During fiscal 1995, the Company spent $55.6 million to acquire various home health care companies

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION
-------------------------------------------------------------------------------

and $17.3 million to purchase property and equipment, primarily rental equipment, for operational needs. The Company has been financing its revenue growth and increased working capital requirements with positive net cash provided by operating activities and short-term borrowings.

  As of July 31, 1995, the Company had a working capital line of credit of $75.0 million, with approximately $65.0 million available for future borrowing. The working capital and acquisition line of credit carries a negative pledge on all Company assets, is payable on demand and provides for interest rates, at the Company's election, of LIBOR plus .70% or prime rate minus 1% for the first $20.0 million advanced to the Company and LIBOR plus .825% or prime rate minus 1% for any advances in excess of the first $20.0 million. The line of credit requires compliance by the Company with certain financial and negative covenants, including a restriction on dividends. Management believes that its credit capacity and cash flow from operations, will be sufficient for the Company's projected growth in the near future.

  The Company completed a public offering in May of 1995 in which it issued an additional 1.7 million shares for cash of $49.9 million, compared with its March 1994 public offering of 2.0 million shares which provided cash of $36.7 million.

  For fiscal 1994, the Company's operating activities provided $4.8 million in cash, compared to $1.6 million in fiscal 1993. The primary component of this change was an increase in net income to $8.1 million for fiscal 1994, compared to $5.1 million for fiscal 1993, offset by increased accounts receivable and decreased amounts payable on operating liabilities. The Company has generated positive net cash flow from operating activities in each of its last six fiscal years despite increases in accounts receivable in each period resulting from the similar growth in operating revenue.

  During fiscal 1994, investing activities used $47.1 million in cash, compared to $6.4 million during fiscal 1993. During fiscal 1994, the Company spent $9.4 million to purchase property and equipment, primarily rental equipment, for operations and general equipment needs, compared to $4.0 million in fiscal 1993. Purchases of property and equipment typically represent the major component of the Company's investing activities. The Company paid $38.6 million to acquire various home health care companies in fiscal 1994. Aside from increased purchases of home respiratory and other medical equipment to support its sales growth in its home respiratory and other medical equipment operations, the Company does not require significant fixed capital investment.

  Financing activities provided $40.0 million in cash during fiscal 1994, compared to $7.2 million during fiscal 1993. The Company's strategy has been to use net cash flow from operations and borrowings to finance expansion of its business. The Company was able to complete an equity offering and repay all borrowings with a portion of the proceeds to enable the same strategy to continue for fiscal 1994.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------
Selected Quarterly Consolidated Financial Data and Prices of Common Stock
-------------------------------------------------------------------------------
(in thousands, except per share amounts and prices of Common Stock)

                                FIRST    SECOND     THIRD    FOURTH
                               QUARTER  QUARTER    QUARTER   QUARTER
-------------------------------------------------------------------------------

YEAR ENDED JULY 31, 1995
   OPERATING REVENUE           $26,723   $32,582   $35,031   $39,775
   NET INCOME                  $ 2,691   $ 3,104   $ 3,351   $ 3,998
   NET INCOME PER SHARE        $  0.28     $0.31     $0.34   $  0.35
   WEIGHTED AVERAGE
       NUMBER OF SHARES
       OUTSTANDING               9,666     9,897     9,900    11,556
-------------------------------------------------------------------------------

Year Ended July 31, 1994
   Operating Revenue           $14,013   $15,880   $18,139   $23,438
   Net Income                  $ 1,456   $ 1,799   $ 2,215   $ 2,641
   Net Income Per Share        $  0.20     $0.24     $0.26   $  0.28
   Weighted Average
       Number of Shares
       Outstanding               7,256     7,478     8,596     9,622
-------------------------------------------------------------------------------


PRICES OF COMMON STOCK                  HIGH ($)   LOW ($)
-------------------------------------------------------------------------------
FISCAL 1995 - QUARTER ENDED
       OCTOBER 31, 1994                   27        18 3/4
       JANUARY 31, 1995                   29        24
       APRIL 30, 1995                     32 1/2    25 1/2
       JULY 31, 1995                      33        24 1/2
-------------------------------------------------------------------------------

Fiscal 1994 - Quarter Ended
       October 31, 1993                   14 1/4    10
       January 31, 1994                   19        12 1/4
       April 30, 1994                     23 1/4    16 3/8
       July 31, 1994                      21 1/2    17 3/4
-------------------------------------------------------------------------------

       The Common Stock of the Company has traded on the over-the-counter market since December 9, 1985 and is quoted on the NASDAQ National Market System under the symbol "ROTC". The prices presented in the above table are the high and low closing sales prices on the over-the-counter market for the Company's Common Stock as reported on the NASDAQ Market System. On October 28, 1995, there were 11,990,779 shares of Common Stock outstanding which were held by approximately 609 shareholders of record. The Company has not paid any dividends since formation. The Company anticipates that for the foreseeable future, it will retain earnings in order to finance the development of its businesses and that no cash dividends will be paid on its Common Stock.

RoTech Medical Corporation and Subsidiaries
-------------------------------------------------------------------------------

Directors                               William P. Kennedy
                                        Chairman of the Board

                                        Stephen P. Griggs

                                        William A. Walker II

                                        Jack T. Weaver

                                        Leonard Williams

Executive Officers                      William P. Kennedy
                                        Chief Executive Officer

                                        Stephen P. Griggs
                                        President, Assistant Secretary and
                                        Chief Operating Officer

                                        William A. Walker II
                                        Secretary

                                        Rebecca R. Irish
                                        Treasurer, Assistant Secretary and
                                        Chief Financial Officer

Corporate Office                        4506 L. B. McLeod Road, Suite F
                                        Orlando, FL  32811
                                        (407) 841-2115
                                        (800) 342-0416

Attorneys                               Winderweedle, Haines, Ward & Woodman,
                                        P. A.
                                        390 North Orange Avenue, Suite 600
                                        Orlando, FL  32801

Auditors                                Deloitte & Touche LLP
                                        200 South Orange Avenue, Suite 1800
                                        Orlando, FL  32801

Financial Institution                   SunBank, National Association
                                        200 South Orange Avenue
                                        Orlando, FL  32801

Shareholder Information                 Transfer Agent:

The shares of RoTech Medical            SunBank, National Association
 Corporation's Common Stock commenced   Attn:  Corporate Trust Division
 trading on the NASDAQ National         225 E. Robinson Street, Suite 350
 Market System on December 9, 1985      Orlando, FL  32801
 and are traded under the symbol
 "ROTC".  The approximate number of
 shareholders of record as of October
 28, 1995 was 609.

Annual Report:                          Annual Meeting:

A copy of RoTech Medical Corporation    December 8, 1995 at 10:00 a.m.
 Annual Report on Form 10-K as filed    SunBank, National Association
 will be made available without         200 South Orange Avenue
 charge upon written request.           2nd Floor, Tower Side
 Requests should be directed to:        Campus Room
                                        Orlando, FL  32801
     Rebecca R. Irish
     Treasurer and Chief Financial
      Officer
     RoTech Medical Corporation
     Post Office Box 536576
     Orlando, FL  32853-6576