Form 10-K, Exhibit 13
period 1996-07-31
ROTECH MEDICAL CORP
filed 1996-10-29
CIK 771142

                                                               EXHIBIT 13.1

TABLE OF CONTENTS
--------------------------------------------------------------------------

July 31, 1996



Letter to Shareholders..................................................  2

Consolidated Financial Statements.......................................  4

Financial Statement Schedule............................................ 23

Report of Independent Certified Public Accountants...................... 24

Selected Consolidated Financial Data.................................... 25

Management's Discussion and Analysis of Financial
    Condition and Results of Operations................................. 26

Selected Quarterly Consolidated Financial Data.......................... 30

Prices of Common Stock.................................................. 30

RoTech Medical Corporation and Subsidiaries
----------------------------------------------------------------------------
TO OUR SHAREHOLDERS
----------------------------------------------------------------------------

RoTech is pleased to announce that fiscal 1996 was our eighth consecutive year of record growth in revenue and earnings. We have grown to 366 home health care locations in 28 states. Our internal growth in fiscal 1996 was 14% with the remainder of our growth from fiscal 1995 and fiscal 1996 acquisitions. The opportunities for further consolidation coupled with the growth of the home care industry make for exciting times for RoTech. The following table shows our growth over the last five years:

          Net Operating              Net Income    Wtd. Average
             Revenue     Net Income   per Share    No. of Shares
          -------------  ----------  ----------   -------------
 1996        $263,030     $20,556       $0.82         25,206
 1995         134,111      13,145        0.63         20,984
 1994          71,470       8,112        0.50         16,294
 1993          48,343       5,127        0.38         13,384
 1992          37,122       3,686        0.30         12,350

    (all amounts are shown in 000's except fully diluted per share amounts)

Two years ago, RoTech made a commitment to expand our presence in the Western United States. During fiscal 1996 we entered New Mexico, Utah and Arizona while significantly enhancing our market presence in Colorado. We also remain the market leaders in Montana, Wyoming and South Dakota. In fiscal 1997 to date we have acquired companies with 31 locations including our first locations in Kansas and Idaho. We have found the dynamics in non-urban America to be consistent from region to region which should enable our ability to apply our operating model upon entry into new markets.

In fiscal 1994 we had a renewed focus on respiratory therapy products and services. In fiscal 1995, we began to refocus on providing more home medical equipment to our patient bases, which is largely responsible for the strong internal growth rate experienced by the Company in fiscal 1996. We plan to continue to strengthen our existing businesses along with assessing the feasibility of new products and services for our patients. As technological advances provide products for use in the home care setting and as home care becomes more accessible and accepted, we should continue to experience growth in our industry. This growth is required to manage the country's growing demand for health care services for the aging population base within cost effective parameters.

RoTech plans to focus on management and information systems in fiscal 1997 to improve our profitability and management capabilities. We also plan to continue to focus on internal growth opportunities with expanded product and service offering in our existing operations. This strategy has been successful, as was proven this last year with our acquisition of Hooks Oxygen and Medical Equipment in October 1995. Hooks' had strong name recognition in Indiana, Ohio and Illinois but was losing money under its previous owners. Upon purchase, we immediately replaced the information systems at Hooks' and gave each store on-line capabilities. We began sales, marketing and operations training designed to change the product mix and improve profitability. Within the first 9 months of ownership, our rental and respiratory bases of business grew significantly in those markets. Hooks' now posts pre-tax profitability of approximately twenty percent of its operating revenue.

The reimbursement and regulatory environments are a source of constant change which concern many shareholders. Modifications to the rules, procedures and allowable relationships can cause detrimental effects for the smaller home care company that may not be able to make necessary changes. RoTech is attentive to such changes and strives to minimize their impact on the Company by acting quickly to implement the changes required. As we have experienced in the past, changes to the framework within which we do business often create opportunities for companies that can move swiftly.

On May 21, RoTech issued a 100% stock dividend to accomplish a stock split. All of the numbers in this annual report have been restated to be comparable for the years presented. Our hope was to enable the individual investor to purchase shares, as we get many requests for information about the Company in the smaller towns where we do business. We have also seen additional institutional investors establish ownership positions in the past year.

On June 1, 1996, we completed an offering of convertible subordinated debentures and received proceeds of $110 million. We immediately paid off our line of credit with the banking syndicate and renegotiated the line of credit to $200 million, of which $127 million is currently available. The Company had $37 million in positive cash flow from operations, compared to $17 million in the prior year. We believe our cash flow from operations along with our credit capacity will support our acquisition and growth strategies planned for the next year.

The past few years at RoTech and in our industry have been exciting. We appreciate the support of our shareholders, patients and employees during these changing times as we continue to balance our goals of enhancing shareholder value and providing quality home health care products and services to the communities where we live. We hope you will continue with RoTech through the challenges of the times to come.



/s/ William P. Kennedy

William P. Kennedy
Chairman of the Board

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------



                                                    JULY 31
                                              1996           1995
                                          ----------------------------
ASSETS
Current Assets:
Cash                                       $  6,438,760   $    577,283
Accounts receivable:
Trade, less allowance for contractual
 adjustments and doubtful accounts of
 $16,978,000 in 1996 and $7,958,000 in
 1995                                        83,486,610     42,236,981
Other                                         2,583,756      1,418,918
Inventories                                  15,191,011     12,036,188
Prepaid expenses                                884,437        388,728
Income taxes receivable                       3,883,830      3,793,364
                                          ----------------------------
Total Current Assets                        112,468,404     60,451,462

Other Assets:
Intangible assets, less accumulated
 amortization of $18,163,000 in 1996
 and $8,179,000 in 1995                     168,101,082     68,811,955

Other assets                                  8,630,288        249,070
                                          ----------------------------
                                            176,731,370     69,061,025

Property and equipment, less
 accumulated depreciation                    85,414,544     45,912,848
                                          ----------------------------


Total Assets                               $374,614,318   $175,425,335
                                          ============================




See accompanying notes.

RoTech Medical Corporation and Subsidiaries
--------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------



                                                     JULY 31
                                               1996            1995
                                          -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable                           $ 10,151,998    $  4,870,171
Accrued expenses and other liabilities       14,178,810       3,972,000
Notes payable to banks                       52,055,008       9,980,000
Deferred income taxes                            75,299          42,673
                                          -----------------------------
Total Current Liabilities                    76,461,115      18,864,844


Deferred income taxes                        11,831,155       6,901,971

Convertible Subordinated Debentures         110,000,000               -

Redeemable Common Stock                       1,646,933               -


Shareholders' Equity:
Common Stock, par value $.0002 per
 share, 50,000,000 shares authorized,
 23,303,586 in 1996 and 22,843,642 in
 1995 shares issued and outstanding               4,669           4,586
Treasury stock                                 (814,535)       (814,535)
Additional paid-in capital                  122,757,377     118,029,198
Retained earnings                            52,727,604      32,439,271
                                          -----------------------------
                                            174,675,115     149,658,520
                                          -----------------------------
Total Liabilities and Shareholders'
 Equity                                    $374,614,318    $175,425,335
                                          =============================




See accompanying notes.

RoTech Medical Corporation and Subsidiaries
--------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------



                                                     YEAR ENDED JULY 31
                                             1996           1995           1994
                                        -------------------------------------------
Operating revenue                         $263,029,963   $134,111,458   $71,469,618
Cost and expenses:
  Cost of revenue                           71,012,877     36,287,811    17,408,548
  Selling, general and administrative      127,357,013     66,477,381    35,879,483
  Depreciation and amortization             26,519,480      9,565,238     5,338,494
  Interest                                   5,228,318        835,462        66,676
                                        -------------------------------------------
                                           230,117,688    113,165,892    58,693,201
                                        -------------------------------------------
Income before income taxes                  32,912,275     20,945,566    12,776,417
Income tax expense                          12,356,500      7,800,800     4,664,197
                                        -------------------------------------------
  Net income                              $ 20,555,775   $ 13,144,766   $ 8,112,220
                                        ===========================================


Net income per share:
  Primary                                 $       0.83   $       0.64   $      0.50
  Fully diluted                           $       0.82   $       0.63   $      0.50
Weighted average number of shares
 outstanding:
  Primary                                   24,657,000     20,684,000    16,294,288
  Fully diluted                             25,206,000     20,984,000    16,294,288




See accompanying notes.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------


                                              COMMON STOCK                     ADDITIONAL
                                         ----------------------   TREASURY      PAID-IN
                                            SHARES     AMOUNT      STOCK        CAPITAL        EARNINGS
                                         ----------------------------------------------------------------
Balance at August 1, 1993                 14,485,650    $2,898                $ 24,693,658    $11,500,792

Issuance of Common Stock in acquisition
 of subsidiaries                             605,832       120                   3,077,015
Issuance of Common Stock pursuant to
 Employee Stock  Compensation Plan             1,600                                 9,015
Repurchase of Common Stock                   (83,542)            $(814,535)
Issuance of  Common Stock in Public        4,000,000       800                  36,738,480
 Offering
Net income                                                                                      8,112,220
                                         ----------------------------------------------------------------

Balance at July 31, 1994                  19,009,540     3,818    (814,535)     64,518,168     19,613,012

Issuance of Common Stock in acquisition
 of  subsidiaries                            391,976        78                   3,197,340
Issuance of Common Stock pursuant to
 Employee Stock  Compensation Plan            32,126         8                     185,576
Issuance, repurchase and retirement of
 common stock pursuant to exercise of
 stock options and related put options                                             173,299       (318,507)
Issuance of Common Stock pursuant to
 exercise of stock options                    10,000         2                      69,998
Issuance of Common Stock in Public         3,400,000       680                  49,884,817
 Offering
Net income                                                                                     13,144,766
                                         ----------------------------------------------------------------

BALANCE AT JULY 31, 1995                  22,843,642     4,586    (814,535)    118,029,198    32,439,271

 Issuance of Common Stock in acquisition
    of subsidiaries                          301,816        52                   3,061,230
 Issuance of Common Stock pursuant to
    Employee Stock Compensation Plan          22,068         4                     164,569
 Issuance, repurchase and retirement of
   Common Stock pursuant to exercies of
   stock options and related put options                                           128,844       (267,442)
 Issuance of Common Stock pursuant to
   exercise of stock options                 136,060        27                   1,373,536

  NET INCOME                                                                                   20,555,775
                                         ----------------------------------------------------------------

BALANCE AT JULY 31, 1996                  23,303,586    $4,669   $(814,535)   $122,757,377    $52,727,604
                                         ================================================================



See accompanying notes.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------




                                                      YEAR ENDED JULY 31
                                              1996           1995           1994
                                         ------------------------------------------
OPERATING ACTIVITIES

Net income                                $ 20,555,775    $13,144,766   $ 8,112,220

Adjustments to reconcile net income to
 net cash provided by operations:
Depreciation                                16,889,027      4,974,785     3,341,919
Amortization of intangible assets            9,630,453      4,590,453     1,996,575
Provision for deferred income taxes          4,887,810      4,617,315       715,932
Gain on sale of property and equipment                        (15,160)      (15,983)
Issuance of Common Stock as employee
 compensation                                  164,573        255,583         9,015
Equity in income from affiliated company                     (910,246)     (109,493)
Changes in operating assets and
 liabilities:
Increase in trade accounts receivable      (16,676,623)    (5,452,570)   (6,645,093)
(Increase) decrease in other receivables      (552,575)       364,006    (1,198,602)
(Increase) decrease in inventories             658,504     (2,633,575)     (872,687)
(Increase) decrease in prepaid expenses       (111,228)       391,366      (140,712)
Increase in accounts payable                 3,850,531      1,919,540     1,315,516
Decrease in accrued expenses and other
 liabilities                                (2,248,914)    (1,181,063)   (1,512,257)
(Increase) decrease in income taxes
 receivable                                   (479,797)    (2,959,294)     (240,128)
                                         ------------------------------------------
Net cash provided by operating
 activities                                  37,527,130     17,105,906     4,756,222




See accompanying notes.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------



                                                                      YEAR ENDED JULY 31
                                                              1996            1995           1993
                                                        ---------------------------------------------
INVESTING ACTIVITIES
Purchases of property and equipment                        (29,621,755)    (17,298,613)    (9,389,526)
Issuance of notes and other receivables                     (4,078,350)
Payments for acquisitions of net
 assets, net of cash acquired                             (146,561,420)    (55,643,515)   (37,734,909)
Proceeds from sale of property and equipment                                    68,167         15,983
Advances and deposits                                         (943,838)        391,368         44,253
                                                        ---------------------------------------------
Net cash used in investing activities                     (181,205,363)    (72,482,593)   (47,064,199)

FINANCING ACTIVITIES
Proceeds from notes payable to banks                       188,773,070     109,037,900     32,493,900
Payments on notes payable to banks                        (146,698,062)   (103,155,900)   (28,396,000)
Proceeds from convertible subordinated debentures          110,000,000
Payments for debt issuance costs                            (3,200,000)
Proceeds from issuance of Common Stock                       1,083,056      49,885,497     36,739,280
Repurchase of Common Stock                                    (418,354)       (145,208)      (814,535)
                                                        ---------------------------------------------
            Net cash provided by financing activities      149,539,710      55,622,289     40,022,645
                                                        ---------------------------------------------
                          Increase (decrease) in cash        5,861,477         245,602     (2,285,332)
Cash at beginning of year                                      577,283         331,681      2,617,013
                                                        ---------------------------------------------
Cash at end of year                                      $   6,438,760   $     577,283   $    331,681
                                                        ---------------------------------------------

Supplemental disclosures of cash flow
information

 Cash paid during the year for
  Interest                                               $   3,976,000   $     933,000   $     69,000
  Income taxes                                               6,957,000       6,774,000      4,456,000




                            See accompanying notes.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

   RoTech Medical Corporation (the "Company") was incorporated on September 1, 1981. The Company, through its subsidiaries, markets and provides home health care products and services and rents home care equipment to patients. These products and services, which are typically prescribed by a physician, include home health care products (such as respiratory therapy equipment and convalescent medical equipment) and home infusion therapy products and related services.

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of RoTech Medical Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

CONCENTRATIONS OF CREDIT RISK

   Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with high credit quality institutions. Concentrations of credit risk with respect to accounts receivable is limited due to the large number and geographic distribution of patients, third-party payors, and clients.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amounts of cash, accounts receivable, accounts payable and notes payable to banks approximate fair value because of the short-term nature of these items. Based on the current market rates offered for similar debt of the same maturities, the carrying amount of the Company's Convertible Subordinated Debentures approximates fair value at July 31, 1996.

REVENUE RECOGNITION

   Revenues are reported on the accrual basis in the period in which services are provided. Operating revenue represents the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

   Rental income under short-term leasing arrangements is recognized on a straight-line basis over the term of the lease and approximated $130,060,000, $59,017,000 and $31,142,000 in 1996, 1995 and 1994, respectively. The provision for doubtful accounts approximated $7,544,000, $4,499,000 and $3,377,000 in 1996, 1995 and 1994, respectively.

INVENTORIES

   Inventories consist principally of durable medical equipment, medical supplies and pharmaceutical products and are stated at the lower of cost (first-in, first-out method) or market.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

   Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to seven years). Amortization of leasehold improvements is included in depreciation.

INTANGIBLE ASSETS

   The excess of cost over the fair value of assets acquired and other intangibles ("intangible assets") is being amortized over 5 to 25 years on a straight-line basis. The Company annually evaluates the realizability of intangible assets by utilizing an operating income realization test for the applicable businesses acquired. In addition, the Company considers the effects of external changes to the Company's business environment, including competitive pressures, market erosion and technological and regulatory changes. The Company believes its estimated intangible assets life is reasonable given the continuing movement of patient care to noninstitutional settings, expanding demand due to demographic trends, the emphasis of the Company on establishing significant coverage in its markets, the consistent practice with other home care companies and other factors.

INCOME TAXES

   Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different than when such items are recognized for income tax purposes.

   The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

   Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

INCOME PER SHARE

   On April 17, 1996, the Board of Directors of the Company declared a two-for-one split of its Common Stock, payable on May 21, 1996. This was affected in the form of a 100% dividend to shareholders of record on April 30, 1996. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid in capital to Common Stock, the par value of the additional shares arising from the split. In addition, for all periods presented, all references in the consolidated financial statements and footnotes thereto to number of

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

shares, per share amounts, weighted average shares outstanding, as well as stock option and related price information have been restated to give retroactive effect to the two-for-one stock split affected on May 21, 1996.

  Income per share has been computed using the weighted average number of shares of Common Stock outstanding during each period, including any Common Stock equivalents resulting from outstanding stock options and warrants calculated using the treasury stock method.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

  Certain reclassifications have been made to the 1995 consolidated financial statements to conform to the 1996 presentation.

NEW ACCOUNTING STANDARDS

  In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which will become effective for the year ending July 31, 1997. The adoption of SFAS No. 121 is not expected to have a material impact on the Company's consolidated financial statements. Also in 1995, the FASB issued SFAS
No. 123,   "Accounting  for  Stock-Based  Compensation", which  requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees", and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The Company will continue to apply the principles of APB No. 25 and provide pro forma fair value disclosures starting in the 1997 Annual Report.

2. THIRD-PARTY RATE ADJUSTMENTS AND REVENUE

  Approximately 60% in 1996, 63% in 1995, and 48% in 1994 of gross revenue was derived under federal and state third-party reimbursement programs. A portion of these revenues is based on cost reimbursement principles and is subject to audit and retroactive adjustment by the respective third-party fiscal intermediaries. In the opinion of management, retroactive adjustments, if any, would not be material to the financial position or results of operations of the Company.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

3. ACQUISITIONS

  During the fiscal year ended July 31, 1996, the Company issued 301,816 shares of its restricted Common Stock valued at $3,061,282, released 230,075 shares of its restricted Common Stock from escrow which is recorded as Redeemable Common Stock (see Note 4) and is valued at $1,646,933, issued 675,664 shares of its restricted Common Stock which were placed in escrow pending the attainment of certain operating profit thresholds (see Note 4), and paid cash of approximately $147,882,000 to purchase the net assets of certain home health care companies, all of the outstanding common stock of certain home health companies and substantially all of the assets of a home health partnership.

  The combined fair market values of those assets acquired and (liabilities assumed) in 1996 are reflected in the following classifications on the balance sheet:

Cash                                                        $  1,320,000
Accounts receivable                                           25,185,000
Inventories                                                    3,813,000
Prepaid expenses                                                 384,000
Other assets                                                      85,000
Property and equipment                                        26,769,000
Accounts payable, accrued expenses and other liabilities     (13,887,000)
                                                            ------------
Net assets acquired                                         $ 43,669,000
                                                            ============

  Operating results of the acquired companies have been included in the statements of income since the respective dates of acquisition. The acquisitions have been accounted for by the purchase method of accounting. The excess of the purchase price over the fair market values of the assets acquired and liabilities assumed will be amortized over 5 to 25 years on a straight-line basis.

  The operations of entities acquired subsequent to July 31, 1996 (see Note 15) are not included in the Company's historical statements of income as presented herein. The net assets of those entities acquired subsequent to July 31, 1996 are also not included in the Company's balance sheet as of July 31, 1996. Operations of such entities are included in the accompanying pro forma results.

  The pro forma condensed combined statements of income were prepared as if the purchases and sales had occurred on the first day of the respective periods presented to illustrate the estimated combined effects of the various Agreements for Purchase and Sales (Agreements) upon the Company. The pro forma condensed combined statements of income presented are not necessarily indicative of the results of operations that might have occurred had such transactions been completed as of the date specified or of the results of operations of the Company and its subsidiaries for any future period.

  No changes in operating revenue and expenses have been made to reflect the results of any modification to operations that might have been made had the Agreements been consummated on the aforesaid assumed effective date for purposes of presenting pro forma results. The pro forma condensed combined statements of income include amortization of intangible assets as if the Agreements had been completed on the assumed effective date referred to above.

  The pro forma condensed combined statements of income should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere herein.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

3.  ACQUISITIONS (CONTINUED)

(a) Amortization on intangible assets recorded in the combined acquisitions (amortized over various lives from 5 to 25 years).

(b) Additional net interest expense related to borrowings for cash paid to acquire combined entities.

(c) Adjustment to income tax expense for the tax expense relating to the net income as adjusted for the combined acquired entities. Income taxes are calculated on the basis that operations of the consolidated company could be combined as one company for federal income tax purposes at the actual historical rate for the period.

(d) Additional shares of the Company's Common Stock issued pursuant to the Agreements; assumed issued on the first day of the respective years presented.


                                                               For the Year Ended July 31, 1995
                                             ----------------------------------------------------------------
                                                                          (Unaudited)
                                                  RoTech
                                                 Medical                                            RoTech
                                               Corporation                                          Medical
                                               Consolidated                                       Corporation
                                                   Year          Combined                           Combined
                                                   Ended         Acquired        Pro Forma         Pro Forma
                                               July 31, 1995     Entities       Adjustments         Results
                                             ----------------------------------------------------------------
Operating revenue                              $134,111,458    $158,230,182                      $292,341,640
Cost and expenses:
     Cost of revenue                             36,287,811      54,961,356                        91,249,167
     Selling, general
       and administrative                        66,477,381      79,470,338                      145,947,719
     Depreciation and amortization                9,565,238       3,782,754    $  7,071,380 (a)   20,419,372
     Interest                                       835,462       1,632,662       9,946,222 (b)   12,414,346
                                             --------------   -------------   -------------    -------------
                                                113,165,892     139,847,110      17,017,602      270,030,604
                                             --------------   -------------   -------------    -------------
Income before income taxes                       20,945,566      18,383,072     (17,017,602)      22,311,036
Income tax expense                                7,800,800       1,865,163      (1,299,324)(c)    8,366,639
                                             --------------   -------------   -------------    -------------

     Net Income                                $ 13,144,766   $  16,517,909    $(15,718,278)   $  13,944,397
                                             ==============   =============   =============    =============

Net Income Per Share:
     Primary                                   $       0.64                                     $       0.63
     Fully Diluted                             $       0.63                                     $       0.63
Weighted Average Number
  of Shares Outstanding:
     Primary                                     20,684,000                       1,307,327(d)    21,991,327
     Fully Diluted                               20,984,000                       1,307,327(d)    22,291,327

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------



3.  ACQUISITIONS (CONTINUED)



                                                            For the Year Ended July 31, 1996
                                --------------------------------------------------------------------------------------------------
                                                                         (Unaudited)
                                      RoTech Medical
                                 Corporation Consolidated                                                     RoTech Medical
                                        Year Ended                  Combined               Pro Forma       Corporation Combined
                                      July 31, 1996              Acquired Entities        Adjustments        Pro Forma Results
                                -----------------------------------------------------------------------------------------------

Operating revenue                        $263,029,963                $63,280,623                               $326,310,586

Cost and expenses:
  Cost of revenue                          71,012,877                 20,417,473                                 91,430,350
  Selling, general
    and administrative                    127,357,013                 31,262,999                                158,620,012
  Depreciation and amortization            26,519,480                  1,535,462            $ 3,693,489  (a)     31,748,431
  Interest                                  5,228,318                    833,348              4,968,091  (b)     11,029,757
                                -----------------------------------------------------------------------------------------------
                                          230,117,688                 54,049,282              8,661,580         292,828,550
                                -----------------------------------------------------------------------------------------------

Income before income taxes                 32,912,275                  9,231,341             (8,661,580)         33,482,036
Income tax expense                         12,356,500                    556,823               (357,560) (c)     12,555,763
                                -----------------------------------------------------------------------------------------------

Net Income                               $ 20,555,775                $ 8,674,518            $(8,304,020)       $ 20,926,273
                                ===============================================================================================

Net Income Per Share:
    Primary                              $       0.83                                                          $       0.81
    Fully diluted                        $       0.82                                                          $       0.79
Weighted Average Number of
 Shares Outstanding
    Primary                                24,657,000                                         1,307,327(d)       25,964,327
    Fully diluted                          25,206,000                                         1,307,327(d)       26,513,327


RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
Notes to Consolidated Financial Statement - July 31, 1996
-----------------------------------------------------------------------------

4.  SHAREHOLDERS' EQUITY

  The Company has 50,000,000 shares of Common Stock authorized at a par value of $0.0002 per share. On May 21, 1996, the Company distributed a 100% common stock dividend to shareholders of record as of April 30, 1996 to effect a 2-for-1 stock split. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in capital to Common Stock the par value of the additional shares arising from the split. In addition, for all periods presented, all references in the consolidated financial statements and footnotes thereto to number of shares, per share amounts, weighted average shares outstanding, as well as stock option and related price information have been restated to give retroactive effect to the split.

  On May 10, 1995, the Company completed a public offering of 3,400,000 shares of its Common Stock at $15.50 per share. The proceeds of the sale, after deducting issuance costs, were $49,885,497. The Company used the proceeds to reduce outstanding debts, to complete certain acquisitions and invested the remainder in short-term interest-bearing obligations.

  On March 31, 1994, the Company completed a public offering of 4,000,000 shares of its Common Stock at $9.75 per share. The proceeds of the sale, after deducting issuance costs, were $36,739,280. The Company used the proceeds to reduce outstanding debts, to complete certain acquisitions and invested the remainder in short-term interest-bearing obligations.

  The Company utilizes its Common Stock as consideration in the acquisition process along with cash payments. The Company issued the following shares in the related fiscal years to effect purchases of home care companies:

                             Number of Shares  Value of Shares
                             ----------------  ---------------
                1994             605,832          $3,077,135
                1995             391,976           3,197,418
                1996             301,816           3,061,282

  Certain additional shares of Common Stock are issued and held in escrow pending the resolution of specific conditions set out in the related purchase transactions. Such shares are not shown as outstanding until the contingency is satisfied and amounted to 1,732,740 shares as of July 31, 1996.

  The Company has issued certain Common Stock shares subject to put options at the sole discretion of the shareholder at specified prices and are recorded as Redeemable Common Stock. As of July 31, 1996, the Company had 230,075 shares outstanding subject to put options ranging in call prices from $8.75 to $9.75. The put options expire at dates ranging from April 1997 to July 1997.

  The Company has an Employee Stock Compensation Plan designed to reward employees with ownership in the Company in lieu of cash compensation. Shares issued under the Plan amounted to 22,068 shares, 32,126 shares, and 1,600 shares in fiscal 1996, 1995 and 1994, respectively.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

4.  SHAREHOLDERS' EQUITY (CONTINUED)

  The Company has two plans under which stock options may be granted. The 1993 Stock Option Plan the ("1993 Plan") provides for the granting of up to 3,000,000 stock options to purchase Common Stock over a ten year period, at a price of fair market value on the date of grant to key management employees of the Company. The 1996 Key Employee Stock Option Plan ("1996 Plan") provides for the granting of up to 1,000,000 stock options to purchase Common Stock over a 10 year period, at a price of fair market value on the date of grant to key executive officers of the Company. The 1993 Plan and the 1996 Plan are administered by the Stock Option Plan Committee ("the Committee") of the Board of Directors of the Company. Options become exercisable at such times and in such installments as granted by the Committee. Participants generally vest in the options over a four-year period.

  Information regarding the Company's stock option plans is summarized below:

                                  NUMBER OF OPTIONS
                                1993 PLAN   1996 PLAN    PRICE PER SHARE
Outstanding August 1, 1993      1,350,000           -     $ 5.94
     Granted                      217,706           -       6.88 -  9.38
     Exercised                          -           -                  -
     Canceled                           -           -                  -
                                ---------     -------
Outstanding July 31, 1994       1,567,706           -       5.94 -  9.38
     Granted                            -           -                  -
     Exercised                    (28,854)          -       6.88
     Canceled                           -           -                  -
                                ---------     -------
Outstanding July 31, 1995       1,538,852           -       5.94 -  9.38
     Granted                      682,000     600,000      11.38 - 19.13
     Exercised                   (128,852)          -       5.94 -  6.88
     Canceled                           -           -                  -
                                ---------     -------
Outstanding July 31, 1996       2,092,000     600,000     $ 5.94 - 19.13
Exercisable at July 31, 1996    1,121,500           -     $ 5.94 - 14.00
Reserved for future grant         750,294     400,000                  -


  During fiscal 1994, the Company repurchased 83,542 shares of its restricted Common Stock in connection with the satisfaction of a receivable from a related party. An acquisition transacted in fiscal 1992 included 50,048 warrants to purchase the Company's Common Stock at $15.00 per share; 2,060 warrants were exercised during fiscal year 1996 and the remaining warrants expired on November 30, 1995.

  On July 1, 1995, the Company entered into a stock option agreement ("Agreement") with a firm which provides legal services to the Company (See Note
11). The Agreement issued the firm options to purchase up to, but not exceeding in the aggregate, 20,000 shares of the Company's Common Stock at $13.88 per share. The options are exercisable until June 30, 2000.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

4. SHAREHOLDERS' EQUITY (CONTINUED)

  During fiscal years 1993 and 1992, pursuant to employment agreements, the Company issued 20,000 and 20,000, respectively, options to purchase its Common Stock at prices ranging from $7.00 to $7.13 per share. All options issued in 1992 were exercised during the year ended July 31, 1996. During the year ended July 31, 1995, 10,000 of the 20,000 options issued in fiscal 1993 were exercised.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                           JULY 31
                                     1996           1995
                                 ---------------------------
Rental equipment                 $ 97,242,445   $ 48,271,671
Furniture and equipment            24,377,848     14,499,465
Vehicles                            8,249,870      3,947,514
Leasehold improvements              2,221,288      1,357,378
                                 ---------------------------
                                  132,091,451     68,076,028
Less accumulated depreciation     (46,676,907)   (22,163,180)
                                 ---------------------------
                                 $ 85,414,544   $ 45,912,848
                                 ===========================

6. CURRENT NOTES PAYABLE TO BANKS

  Current notes payable to banks at July 31, 1996 were $52,055,008 under a $200,000,000 syndicated bank line of credit expiring on June 3, 1997. The rate on July 31, 1996 was 6.12%. The syndicated bank line of credit is payable on demand and provides for an interest rate to be selected by the Company based on either LIBOR plus 70 basis points or a Bankers' Acceptance rate plus 0.75%.

  The credit facility carries a negative pledge on all Company assets and requires compliance by the Company with certain financial and negative covenants, including a restriction on dividends. As of July 31, 1996, the Company was in compliance with all covenants contained in the credit facility.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
------------------------------------------------------------------------------


6. CURRENT NOTES PAYABLE TO BANKS (CONTINUED)

       Upon receipt, the proceeds of the Convertible Subordinated Debentures were used to reduce outstanding indebtedness under the Company's existing $150,000,000 syndicated bank line of credit. On June 4, 1996, the Company expanded the same line of credit to $200,000,000.

7. CONVERTIBLE SUBORDINATED DEBENTURES

       On June 1, 1996, the Company issued $110,000,000 aggregate principal amount of 5 1/4% Convertible Subordinated Debentures ("Debentures") due 2003 with interest payable on June 1 and December 1, commencing December 1, 1996. The Debentures and related 4,190,476 shares of the Common Stock of the Company, which are initially issuable upon conversion of the Debentures, were registered with the Securities and Exchange Commission on September 11, 1996.

       The Debentures are convertible into Common Stock of the Company at any time after the 60th day following the date of original issuance of the Debentures and at or before maturity at a conversion price of $26.25 per share, subject to adjustment in certain events, plus accrued interest. The Debentures are redeemable at the option of the Company, in whole or in part, but not before June 4, 1999. The Debentures do not provide for a sinking fund. The Company's ability to repurchase the Debentures is dependent upon the Company's having sufficient funds and may be limited by the terms of the Company's senior indebtedness or the subordination provisions of the related indenture.

8. COMMITMENTS AND CONTINGENCIES

Lease Commitments

       Rental expense approximated $7,765,000, $3,924,000 and $1,837,000 for the years ended July 31, 1996, 1995 and 1994, respectively. Future minimum rental commitments under leases, primarily for buildings, are as follows:

             FOR THE YEARS ENDING JULY 31
             ----------------------------
             1997                             $ 5,132,187
             1998                               3,612,622
             1999                               2,472,895
             2000                               1,320,092
             2001                                 893,802
             Thereafter                         1,566,639
                                              ===========
                                              $14,998,237
                                              ===========


RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Healthcare Regulatory Environment

       A significant portion of the Company's revenues are reimbursed under the Federal Medicare program. Various budgets currently under consideration by Congress and the Federal Administration propose reductions in Medicare spending including, among other matters, reimbursement for home oxygen. It is currently uncertain when a budget agreement will be reached and the ultimate impact such budget will have on home oxygen reimbursement.

Litigation

       The Company is engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcome of which are not determinable at this time. The Company has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by the Company upon resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial condition.

9. RETIREMENT BENEFITS

       The Company instituted a 401(k) Savings Plan ("Savings Plan") on May 1, 1996. The Savings Plan covers all full-time employees who have met certain eligibility requirements and is funded by voluntary employee contributions and by Company contributions equal to a certain percentage of employee contributions. Employees' interests in Company contributions vest over five years. The cost of the Savings Plan was $26,314 for the fiscal year ended July 31, 1996.

10. INCOME TAXES

        Income tax expense for the years ended July 31, consists of the following:


                  1996         1995        1994
   Current
    Federal    $ 6,796,500  $2,894,000  $3,632,313
    State          672,190     289,485     448,529
               -----------------------------------
                 7,468,690   3,183,485   4,080,842
   Deferred
    Federal      4,447,910   4,210,800     519,670
    State          439,900     406,515      63,685
               -----------------------------------
                 4,887,810   4,617,315     583,355
               -----------------------------------
               $12,356,500  $7,800,800  $4,664,197
               ===================================


RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------


10. INCOME TAXES (CONTINUED)

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

                                               1996           1995
                                               ----           ----
Deferred tax liabilities:
Tax over book depreciation                 $  7,046,700      $3,906,411
Tax over book intangibles amortization        4,784,455       2,995,560
Prepaid insurance                                75,299          42,673
                                          -----------------------------
  Total deferred tax liabilities             11,906,454       6,944,644

Deferred tax assets:
Uniform capitalization                          259,000         185,000
                                          -----------------------------
  Total deferred tax assets                     259,000         185,000
                                          -----------------------------
  Net deferred tax liabilities             $ 11,647,454      $6,759,644
                                          =============================

The Company's effective tax rate
 differs from the statutory rate for
 the years ended July 31, as follows:

                                            1996       1995       1994
                                          ------------------------------
Percentage of pre-tax income:
Statutory rate                              35.0%      35.0%      34.0%
Increase (decrease) in tax rate
 resulting from:
State income taxes, net of federal           2.0        2.0        3.8
 income tax benefit
Amortization of nondeductible                2.2        2.5        1.9
 intangible assets
Other                                       (1.7)      (2.3)      (3.2)
                                          -----------------------------
                                            37.5%      37.2%      36.5%
                                          =============================

11. RELATED PARTY TRANSACTIONS

       The Company purchases certain products from companies owned by its chief executive officer and shareholder. Such transactions amounted to approximately $74,000, $55,000 and $70,000 for the years ended July 31, 1996, 1995 and 1994, respectively. These same companies purchased approximately $46,000, $28,000 and $236,000 of products from the Company for the fiscal years ended July 31, 1996, 1995 and 1994, respectively.

       The Company leases certain facilities and equipment and purchases services from companies owned by certain directors, officers and shareholders. Rent expense under these cancelable operating leases amounted to $740,000, $760,000 and $536,000 for the years ended July 31, 1996, 1995 and 1994, respectively.

RoTech Medical Corporation and Subsidiaries
---------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
----------------------------------------------------------------------------

11. RELATED PARTY TRANSACTIONS (CONTINUED)

    The Company executed a stock option agreement with a firm which provided certain legal services in the amount of $302,000, $270,000, and $340,000 for the years ended July 31, 1996, 1995, and 1994, respectively, to the Company. One of the Company's directors and officers is a shareholder and officer of the firm. (See Note 4.)


12. QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following is a summary of the quarterly results of operations for the years ended July 31, 1996 and 1995:

                                             JULY 31, 1996
                            FIRST         SECOND        THIRD         FOURTH
                        -------------------------------------------------------
Operating revenue         $45,119,179   $61,463,199   $72,983,865   $83,463,720
Cost and expenses          38,235,210    53,634,405    64,644,579    73,603,494
Income tax expense          2,560,836     2,897,599     2,897,933     4,000,132
                        -------------------------------------------------------
Net income                $ 4,323,133   $ 4,931,195   $ 5,441,353   $ 5,860,094
                        =======================================================
Net income per share:
  Primary                 $       .18   $       .20   $       .22   $       .23
  Fully diluted           $       .18   $       .20   $       .22   $       .23

                                             JULY 31, 1995
                            First         Second        Third         Fourth
                        -------------------------------------------------------
Operating revenue         $26,723,095   $32,581,640   $35,031,464   $39,775,259
Cost and expenses          22,452,032    27,647,200    29,780,618    33,286,042
Income tax expense          1,580,000     1,830,000     1,900,000     2,490,800
                        -------------------------------------------------------
Net income                $ 2,691,063   $ 3,104,440   $ 3,350,846   $ 3,998,417
                        =======================================================
Net income per share:
  Primary                 $       .14   $       .16   $       .17   $       .17
  Fully diluted           $       .14   $       .16   $       .16   $       .17


13. ACCRUED EXPENSES AND OTHER LIABILITIES

    Accrued expenses and other liabilities include:

                                                  JULY 31
                                             1996         1995
                                         -------------------------
Accrued payroll expenses                  $ 3,847,179   $2,164,221
Deferred payments                           2,978,161    1,754,633
Payments due on acquisition transactions    3,200,000            -
Liabilities assumed through acquisitions    1,434,293            -
Accrued interest                            1,232,086            -
Other accrued liabilities                   1,487,091       53,146
                                         -------------------------
                                          $14,178,810   $3,972,000
                                         =========================


RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1996
-----------------------------------------------------------------------------

14. OTHER ASSETS

    In February 1995, the Company sold its investment in an affiliated company. The Company's 49% ownership was accounted for by the equity method. The approximate $1,400,000 net gain and certain operating expenses incurred to carry the asset are recorded in selling, general and administrative expense.

15. SUBSEQUENT EVENTS

    During the period August 1, 1996 to October 28, 1996, the Company issued 40,000 shares of its restricted Common Stock valued at $494,000 and paid cash of $10,306,000 to purchase the net assets of sixteen home health care companies. During the period August 1, 1996 to October 28, 1996, the Company issued 77,700 shares of its restricted Common Stock valued at $994,832, paid cash of $5,431,000 and forgave a note receivable of $3,679,000 to purchase the stock of five health care companies. The note receivable was included in other non current assets at July 31, 1996.


SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
-----------------------------------------------

                                                            COLUMN C
                                                 ----------------------------------
COLUMN A                         COLUMN B                  ADDITIONS                    COLUMN D            COLUMN E
--------------------------------------------------------------------------------------------------------------------------
                                                                      CHARGED TO
                                 BALANCE AT                             OTHER
                                BEGINNING OF     CHARGED TO COSTS     ACCOUNTS-         DEDUCTIONS       BALANCE AT END OF
CLASSIFICATION                    PERIOD          AND EXPENSES (1)    DESCRIBE          DESCRIBE (2)          PERIOD
--------------------------------------------------------------------------------------------------------------------------
Year ended July 31, 1996:
 Deducted from asset
   accounts:
  Allowance for contractual
  adjustments and doubtful
  accounts                           $7,958,000         $7,544,000               -         $(1,476,000)        $16,978,000

Year ended July 31, 1995:
 Deducted from asset
   accounts:
  Allowance for contractual
  adjustments and doubtful
  accounts                           $6,333,000         $4,499,000               -         $ 2,874,000         $ 7,958,000

Year ended July 31, 1994:
 Deducted from asset
   accounts:
  Allowance for contractual
  adjustments and doubtful
  accounts                           $3,417,000         $3,377,000               -         $   461,000         $ 6,333,000

(1) Uncollectible accounts written off, net of recoveries and net of the allowance for contractual adjustments and doubtful accounts remaining at the respective fiscal year-end recorded in conjunction with certain acquisitions.
(2) Certain amounts in each year are charged against gross operating revenue and are not included herein.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
-----------------------------------------------------------------------------


To the Board of Directors and Shareholders of RoTech Medical Corporation
Orlando, Florida

We have audited the accompanying consolidated balance sheets of RoTech Medical Corporation and subsidiaries (the "Company") as of July 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1996. Our audits also included the financial statement schedule, for the three-year period ended July 31, 1996, presented on page 23. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RoTech Medical Corporation and subsidiaries at July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years then ended in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule for the three-year period ended July 31, 1996, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP
Orlando, Florida
October 28, 1996

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA
-----------------------------------------------------------------------------
(in thousands, except per share and percentage amounts)

                                                              Year Ended July 31
-------------------------------------------------------------------------------------------------
                                            1996       1995       1994         1993         1992
-------------------------------------------------------------------------------------------------
Statements of Income Data:
Operating revenue:
  Home respiratory therapy & equipment     $110,118   $56,533   $41,579(a)   $23,857(a)   $15,706(a)
  Home medical equipment & supplies          92,062    32,305      (a)          (a)          (a)
  Home infusion therapy & other
    pharmacy related services                41,498    33,554    25,492       21,715       19,959
  Other products & services                  19,352    11,719     4,399        2,811        1,457
-------------------------------------------------------------------------------------------------
Total operating revenue                     263,030   134,111    71,470       48,383       37,122
-------------------------------------------------------------------------------------------------

Cost and expenses:
   Cost of revenue                           71,013    36,288    17,409       12,359        8,434
   Selling, general and administrative      127,357    66,477    35,880       25,064       20,208
   Depreciation and amortization             26,520     9,565     5,338        2,801        2,486
   Interest                                   5,228       835        67           76          305
-------------------------------------------------------------------------------------------------
Total cost and expenses                     230,118   113,165    58,694       40,300       31,433
-------------------------------------------------------------------------------------------------

Income before income taxes                   32,912    20,946    12,776        8,083        5,689
Income tax expense                           12,356     7,801     4,664        2,956        2,003
-------------------------------------------------------------------------------------------------

Net income                                 $ 20,556  $ 13,145   $ 8,112      $ 5,127      $ 3,686
-------------------------------------------------------------------------------------------------
Net income per share:
   Primary                                    $0.83     $0.64     $0.50        $0.38        $0.30
   Fully diluted                              $0.82     $0.63     $0.50        $0.38        $0.30
-------------------------------------------------------------------------------------------------

Other Data:
Weighted average shares outstanding:
   Primary                                   24,657    20,684    16,294       13,384       12,350
   Fully diluted                             25,206    20,984    16,294       13,384       12,350
-------------------------------------------------------------------------------------------------

Balance Sheet Data:
Working Capital                            $ 36,007  $ 41,587   $27,783      $18,203      $ 9,617
Total Assets                                374,614   175,425    94,433       40,019       25,137
Long-term Debt
 (less current portion)                     110,000         -         -            -        1,053
Shareholders' Equity                        174,675   149,659    83,320       36,197       17,518
-------------------------------------------------------------------------------------------------

The Company has acquired various businesses in the five years shown above. Results of these acquisitions' operations are included from the respective dates acquired.

(a) A breakout of home respiratory therapy and equipment revenues and home medical equipment and supplies was not available for the years ended July 31, 1994, 1993 and 1992. All revenue related to these two product lines has been presented as "home respiratory therapy and equipment" for the years indicated.

RoTech Medical Corporation and Subsidiaries
----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION
----------------------------------------------------------------------------

FOR THE FISCAL YEARS ENDED JULY 31, 1996 AND 1995

          Operating revenue increased 96% to $263.0 million for the fiscal year ended July 31, 1996 ("fiscal 1996") from $134.1 million for the fiscal year ended July 31, 1995 ("fiscal 1995"). The increase in operating revenue is attributable to acquisitions and expanded product and service lines in existing areas of operation. During fiscal 1996, the Company added 165 home care locations and operated 366 home care locations in 28 states as of July 31, 1996. The Company continues to employ a single sales force to maintain and develop both the home respiratory therapy, other medical equipment, home infusion therapy and other pharmacy related lines of business.

          Operating revenue from home respiratory therapy and equipment increased 95% to $110.1 million for fiscal 1996 from $56.5 million for fiscal 1995. Operating revenue from home medical equipment and supplies increased 185% to $92.1 million for fiscal 1996 from $32.3 million for fiscal 1995. The increases in these two product lines were due mainly to increases in patient bases throughout the Company's locations and increased marketing efforts in certain locations acquired during fiscal year 1995 and 1996. The majority of the Company's acquisitions are of businesses that operate primarily in these two product lines.

          Operating revenue from home infusion therapy and pharmacy related services increased 24% to $41.5 million for fiscal 1996 from $33.6 million for fiscal 1995. Growth in this line of business should continue as the Company expands its service areas.

          Operating revenue from physician practices increased 65% to $19.4 million for fiscal 1996, from $11.7 million for fiscal 1995. The Company currently owns 24 physician practices and employs 29 primary care physicians. These practices are clustered in two rural marketplaces. Growth in this line of business should continue yet decline as a percentage of operating revenue as the Company continues to acquire home health care operations.

          Cost of revenue as a percentage of operating revenue decreased to 27.0% for fiscal 1996 from 27.1% for fiscal 1995 due to changes in the product mix in the last year resulting from mid-year fiscal 1995 and fiscal 1996 acquisitions. Selling, general and administrative expenses as a percentage of operating revenue reduced to 48.4% for fiscal 1996 from 49.6% for fiscal 1995, as the revenue base has grown faster than the Company's costs. Changes in the Company's mix of business also affect these categories. For example, physician practices have no cost of revenue and all expenses are of a selling, general and administrative nature.

          Depreciation and amortization expense increased 177% to $26.5 million for fiscal 1996 from $9.6 million for fiscal 1995. Depreciation and amortization expense as a percentage of operating revenue was 10.1% for fiscal 1996 and 7.1% for fiscal 1995. The dollar increase was attributable to the Company's purchase of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment. All acquisitions in fiscal 1996 were accounted for by the purchase method for acquisitions.

RoTech Medical Corporation and Subsidiaries
----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION - CONTINUED
----------------------------------------------------------------------------

          Interest expense, net of interest income, increased to $5.2 million for fiscal 1996 from $835,000 for fiscal 1995. This increase resulted from the Company borrowing monies to fund certain acquisitions along with the issuance of the Convertible Subordinated Debentures on June 1, 1996.

          Income tax expense was provided at a 37.5% effective rate, compared to 37.2% the prior fiscal 1995.

          Net income for fiscal 1996 was $20.6 million, a 56.4% increase over the $13.1 million for fiscal year 1995. Net income per share on a fully diluted basis increased 30.2% to $0.82 for fiscal 1996 compared to $0.63 for fiscal 1995. The weighted average number of shares on a fully diluted basis increased 20.1% to 25.2 million at July 31, 1996 from 21.0 million at July 31, 1995, primarily as a result of the May 1995 public stock offering and shares issued in conjunction with certain acquisitions.


FOR THE FISCAL YEARS ENDED JULY 31, 1995 AND 1994

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

          Operating revenue from home respiratory therapy and equipment and home medical equipment and supplies increased 113.7% to $88.8 million for fiscal 1995 from $41.6 million for fiscal 1994. The increase was due mainly to increases in patient bases throughout the Company's locations and increased marketing efforts in certain locations acquired during fiscal year 1994 and 1995. The majority of the Company's acquisitions are of businesses that operate primarily in these two product lines.

          Operating revenue from home infusion therapy and pharmacy related services increased 31.6% to $33.6 million for fiscal 1995 from $25.5 million for fiscal 1994. Growth in this line of business should continue as the Company expands both its service areas and available products and services.

          Operating revenue from physician practices represented 8.7% of total operating revenue for fiscal 1995, compared to 6.2% for fiscal 1994. At July 31, 1995 the Company owned 20 physician practices and employed 26 primary care physicians. These practices are clustered in two rural marketplaces. Growth in this line of business should continue yet decline as a percentage of operating revenue as the Company continues to acquire mostly home health care operations.

RoTech Medical Corporation and Subsidiaries
----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION - CONTINUED
----------------------------------------------------------------------------

          Cost of revenue as a percentage of operating revenue increased to 27.1% for fiscal 1995 from 24.4% for fiscal 1994 due to changes in the product mix in the last year resulting from mid-year fiscal 1994 and fiscal 1995 acquisitions. Selling, general and administrative expenses as a percentage of operating revenue remained relatively stable at 49.6%, down from 50.2% for fiscal 1994 as the revenue base has grown faster than the Company's costs. Selling, general and administrative expenses included a net gain from the sale of an other asset. The gain resulted from years of operational expenses flowing through the income statements rather than being capitalized. The net gain was offset by increased bad debt expense, resulting in no net impact on selling, general and administrative expenses and no impact on earnings from the gain. Management took the opportunity provided by the gain to improve its overall long-term financial position. Changes in the Company's mix of business also affect these categories. For example, physician practices have no cost of revenue and all expenses are of selling, general and administrative natures.

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

          Net income for fiscal 1995 was $13.1 million, a 62.0% increase over the $8.1 million for fiscal 1994. Net income per share on a fully diluted basis increased 26% to $0.63 for fiscal 1995 compared to $0.50 for fiscal 1994. The weighted average number of shares on fully diluted basis increased 28.8% to 21.0 million on July 31, 1995 from 16.3 million at July 1994, primarily as a result of the March 1994 and May 1995 public stock offerings and shares issued in conjunction with certain acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

          At July 31, 1996, total current assets were $112.5 million and total current liabilities were $76.5 million, resulting in working capital of $36.0 million. The Company's current ratio was 1.47 to 1 at July 31, 1996 compared to
3.20 to 1 at July 31, 1995. Net trade accounts receivable increased $41.2 million in fiscal 1996, or 98%. This increase is attributable to acquisitions of the net assets of many home health care companies during the year and the 96%

RoTech Medical Corporation and Subsidiaries
----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATION - CONTINUED
----------------------------------------------------------------------------

increase in operating revenue over the prior year. As a result, the Company's days revenue outstanding on net accounts receivable decreased to 92 days at July 31, 1996 from 98 days at July 31, 1995. Acquired receivables remaining outstanding account for approximately 16 days revenue outstanding at July 31, 1996 compared to 10 days revenue outstanding at July 31, 1995.

          Current liabilities increased $57.6 million in fiscal 1996, or 305%, as an additional $42 million was borrowed on the syndicated bank line of credit. The balance of the change was due to the timing of payments to vendors.

          During fiscal 1996, the Company generated cash of $37.5 million from operating activities primarily as a result of net income of $20.6 million along with non-cash expenses of $31.4 million. Advances on the syndicated bank line of credit were utilized to fund acquisitions and internal expansion. During fiscal 1996, the Company spent $146.6 million to acquire various home health care companies and $29.6 million to purchase property and equipment, primarily rental equipment, for operational needs. The Company has been financing its revenue growth and increased working capital requirements with positive net cash provided by operating activities and short-term borrowings.

          On June 1, 1996, the Company issued $110,000,000 aggregate principal amount of 5 1/4% Convertible Subordinated Debentures ("Debentures"). Upon receipt, the proceeds were used to reduce the syndicated bank line of credit. The Debentures are due 2003 with interest payable on June 1 and December 1, commencing December 1, 1996. The debentures do not provide for a sinking fund. The Debentures are convertible into Common Stock of the Company at any time after the 60th day following the date of original issuance of the Debentures and at or before maturity at a conversion price of $26.25 per share, subject to adjustment in certain events, plus accrued interest. The Debentures are redeemable at the option of the Company, in whole or in part, but not before June 4, 1999. The Company's ability to repurchase the Debentures is dependent upon the Company's having sufficient funds and may be limited by the terms of the Company's senior indebtedness or the subordination provisions of the related indenture.

          As of July 31, 1996, the Company had a syndicated bank line of credit of $200 million, with approximately $127.6 million available for future borrowing, as of October 21, 1996. The syndicated bank line of credit carries a negative pledge on all Company assets, is payable on demand and provides for interest rates, at the Company's election, of LIBOR plus .70% or a Bankers' Acceptance rate plus 0.75%. The syndicated bank line of credit requires compliance by the Company with certain financial and negative covenants, including a restriction on dividends. As of July 31, 1996 the Company was in compliance with all covenants contained in the credit facility. Management believes that its credit capacity and cash flow from operations, will be sufficient for the Company's projected growth in the near future.

RoTech Medical Corporation and Subsidiaries
----------------------------------------------------------------------------
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
----------------------------------------------------------------------------
(in thousands, except per share amounts and prices of Common Stock)

                                FIRST     SECOND      THIRD      FOURTH
                               QUARTER    QUARTER    QUARTER    QUARTER
------------------------------------------------------------------------
YEAR ENDED JULY 31, 1996
 OPERATING REVENUE              $45,119   $61,463   $  72,984    $83,464
 NET INCOME                     $ 4,323   $ 4,931   $   5,441    $ 5,860
 NET INCOME PER SHARE:
   PRIMARY                      $  0.18   $  0.20   $    0.22    $  0.23
   FULLY DILUTED                $  0.18   $  0.20   $    0.22    $  0.23
 WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING:
   PRIMARY                       23,646    24,489      24,927     25,565
   FULLY DILUTED                 24,381    25,204      25,299     25,940
------------------------------------------------------------------------

Year Ended July 31, 1995
 Operating Revenue              $26,723   $32,582   $  35,031    $39,775
 Net Income                     $ 2,691   $ 3,104   $   3,351    $ 3,998
 Net Income Per Share:
   Primary                      $  0.14   $  0.16   $    0.17    $  0.17
   Fully Diluted                $  0.14   $  0.16   $    0.16    $  0.17
 Weighted Average
 Number of Shares
 Outstanding:
   Primary                       19,332    19,794      19,800     23,112
   Fully Diluted                 19,832    19,930      20,692     23,482
------------------------------------------------------------------------
PRICES OF COMMON STOCK                   HIGH ($)    LOW ($)
------------------------------------------------------------------------
Fiscal 1996 - quarter ended
 October 31, 1995                         15           10 13/16
 January 31, 1996                         15  1/4      11 3/8
 April 30, 1996                           21  7/8      15
 July 31, 1996                            23  1/2      14 3/4
------------------------------------------------------------------------
Fiscal 1995 - Quarter Ended
 October 31, 1994                         13  1/2       9 3/8
 January 31, 1995                         14  1/2      12
 April 30, 1995                           16  1/4      12 3/4
 July 31, 1995                            16  1/2      12 1/4
------------------------------------------------------------------------



          The Common Stock of the Company has traded on the over-the-counter market since December 9, 1985 and is quoted on the NASDAQ National Market System under the symbol "ROTC". The prices presented in the above table are the high and low closing sales prices on the over-the-counter market for the Company's Common Stock as reported on the NASDAQ Market System. On October 21, 1996, there were approximately 25,434,101 shares of Common Stock outstanding which were by approximately 690 shareholders of record. On April 17, 1996, the Board of Directors declared a two-for-one split of its Common Stock, payable on May 21, 1996. This was affected in the form of a 100% dividend to shareholders of record on April 30, 1996 for all periods presented. All references to number of weighted average shares outstanding per share amounts and prices in the tables above have been restated to give retroactive effect to the two-for-one stock split. The Company has not paid any cash dividends since formation. The Company anticipates that for the foreseeable future, it will retain earnings in order to finance the development of its business and that no cash dividends will be paid on its Common Stock.

RoTech Medical Corporation and Subsidiaries
----------------------------------------------------------------------------


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

                             Jack T. Weaver

                             Leonard Williams

Executive Officers           William P. Kennedy
                             Chief Executive Officer

                             Stephen P. Griggs
                             President, Assistant Secretary and Chief Operating Officer

                             Rebecca R. Irish
                             Treasurer, Assistant Secretary and Chief Financial Officer

                             Janet L. Ziomek
                             Vice President of Finance

                             William A. Walker II
                             Secretary

Corporate Office             4506 L. B. McLeod Road, Suite F
                             Orlando, FL  32811
                             (407) 841-2115
                             (800) 342-0416

Internet Address             http://www.rotech.com

Attorneys                    Winderweedle, Haines, Ward & Woodman, P. A.
                             390 North Orange Avenue, Suite 600
                             Orlando, FL  32801

Auditors                     Deloitte & Touche LLP
                             200 South Orange Avenue, Suite 1800
                             Orlando, FL  32801

Financial Institution        SunTrust Bank, Central Florida, N.A.
                             200 South Orange Avenue
                             Orlando, FL  32801

Shareholder Information      Transfer Agent:

The shares of RoTech         SunTrust Bank, Central Florida, N.A.
 Medical Corporation         Attn.:  Corporate Trust Division
 Common Stock commenced      225 E. Robinson Street, Suite 350
 trading on the NASDAQ       Orlando, FL  32801
 National Market System on
 December 9, 1985 and are
 traded under the symbol
 "ROTC".  The approximate
 number of shareholders of
 record as of October 21,
 1996 was 690.


Annual Report:               Annual Meeting:

A copy of RoTech Medical     December 9, 1996 at 10:00 a.m.
 Corporation Annual Report   SunTrust, National Association
 on Form 10-K as filed       200 South Orange Avenue
 will be made available      2nd Floor, Tower Side
 without charge upon         University Room
 written request.            Orlando, FL  32801
 Requests should be
 directed to:

     Rebecca R. Irish
     Treasurer and Chief
     Financial Officer
     RoTech Medical
     Corporation
     Post Office Box 536576
     Orlando, FL  32853-6576