Form 10-K/A, Exhibit 13
period 1996-07-31
ROTECH MEDICAL CORP
filed 1996-11-08
CIK 771142

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

RoTech plans to focus on management and information systems in fiscal 1997 to improve our profitability and management capabilities. We also plan to continue to focus on internal growth opportunities with expanded product and service offerings in our existing operations. This strategy has been successful, as was proven this last year with our acquisition of Hooks Oxygen and Medical Equipment in October 1995. Hooks' had strong name recognition in Indiana, Ohio and Illinois but was losing money under its previous owners. Upon purchase, we immediately replaced the information systems at Hooks' and gave each store on-line capabilities. We began sales, marketing and operations training designed to change the product mix and improve profitability. Within the first 9 months of ownership, our rental and respiratory bases of business grew significantly in those markets. Hooks' now posts pre-tax profitability of approximately twenty percent of its operating revenue.

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

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------




                                                      YEAR ENDED JULY 31
                                              1996           1995           1994
                                         ------------------------------------------
OPERATING ACTIVITIES

Net income                                $ 20,555,775    $13,144,766   $ 8,112,220

Adjustments to reconcile net income to
 net cash provided by operations:
Depreciation                                16,889,027      4,974,785     3,341,919
Amortization of intangible assets            9,630,453      4,590,453     1,996,575
Provision for deferred income taxes          4,887,810      4,617,315       715,932
Gain on sale of property and equipment                        (15,160)      (15,983)
Issuance of Common Stock as employee
 compensation                                  164,573        255,583         9,015
Equity in income from affiliated company                     (910,246)     (109,493)
Changes in operating assets and
 liabilities:
Increase in trade accounts receivable      (16,676,623)    (5,452,570)   (6,645,093)
(Increase) decrease in other receivables      (552,575)       364,006    (1,198,602)
(Increase) decrease in inventories             658,504     (2,633,575)     (872,687)
(Increase) decrease in prepaid expenses       (111,228)       391,366      (140,712)
Increase in accounts payable                 3,850,531      1,919,540     1,315,516
Decrease in accrued expenses and other
 liabilities                                (2,248,914)    (1,181,063)   (1,512,257)
(Increase) decrease in income taxes
 receivable                                    479,797     (2,959,294)     (240,128)
                                         ------------------------------------------
Net cash provided by operating
 activities                                  37,527,130     17,105,906     4,756,222




See accompanying notes.

RoTech Medical Corporation and Subsidiaries
-----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------



                                                                      YEAR ENDED JULY 31
                                                              1996            1995           1993
                                                        ---------------------------------------------
INVESTING ACTIVITIES
Purchases of property and equipment                        (29,621,755)    (17,298,613)    (9,389,526)
Issuance of notes and other receivables                     (4,078,350)
Payments for acquisitions of net
 assets, net of cash acquired                             (146,561,420)    (55,643,515)   (37,734,909)
Proceeds from sale of property and equipment                                    68,167         15,983
Advances and deposits                                         (943,838)        391,368         44,253
                                                        ---------------------------------------------
Net cash used in investing activities                     (181,205,363)    (72,482,593)   (47,064,199)

FINANCING ACTIVITIES
Proceeds from notes payable to banks                       188,773,070     109,037,900     32,493,900
Payments on notes payable to banks                        (146,698,062)   (103,155,900)   (28,396,000)
Proceeds from convertible subordinated debentures          110,000,000
Payments for debt issuance costs                            (3,200,000)
Proceeds from issuance of Common Stock                       1,083,056      49,885,497     36,739,280
Repurchase of Common Stock                                    (418,354)       (145,208)      (814,535)
                                                        ---------------------------------------------
            Net cash provided by financing activities      149,539,710      55,622,289     40,022,645
                                                        ---------------------------------------------
                          Increase (decrease) in cash        5,861,477         245,602     (2,285,332)
Cash at beginning of year                                      577,283         331,681      2,617,013
                                                        ---------------------------------------------
Cash at end of year                                      $   6,438,760   $     577,283   $    331,681
                                                        ---------------------------------------------

Supplemental disclosures of cash flow information

 Cash paid during the year for:
  Interest                                               $   3,976,000   $     933,000   $     69,000
  Income taxes                                               8,957,000       6,774,000      4,456,000




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

INTANGIBLE ASSETS

   The excess of cost over the fair value of assets acquired and other intangibles ("intangible assets") is being amortized over 5 to 25 years on a straight-line basis. The Company annually evaluates the realizability of intangible assets by utilizing an operating income realization test for the applicable businesses acquired. In addition, the Company considers the effects of external changes to the Company's business environment, including competitive pressures, market erosion and technological and regulatory changes. The Company believes its estimated intangible assets life is reasonable given the continuing movement of patient care to noninstitutional settings, expanding demand due to demographic trends, the emphasis of the Company on establishing significant coverage in its markets, and other factors.

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
                                 ===========================

6. CURRENT NOTES PAYABLE TO BANKS

  Current notes payable to banks at July 31, 1996 were $52,055,008 under a $200,000,000 syndicated bank line of credit expiring on June 3, 1997. The rate on July 31, 1996 was 6.12%. The syndicated bank line of credit is payable on demand and provides for an interest rate to be selected by the Company based on either LIBOR plus 0.70% or a Bankers' Acceptance rate plus 0.75%.

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

8. COMMITMENTS AND CONTINGENCIES

Lease Commitments

       Rental expense approximated $7,765,000, $3,924,000 and $1,837,000 for the years ended July 31, 1996, 1995 and 1994, respectively. Future minimum rental commitments under leases, primarily for buildings, are as follows:

             FOR THE YEARS ENDING JULY 31
             ----------------------------
             1997                             $ 5,132,187
             1998                               3,612,622
             1999                               2,472,895
             2000                               1,320,092
             2001                                 893,802
             Thereafter                         1,566,639
                                              -----------
                                              $14,998,237
                                              ===========


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


(1) Certain amounts in each year are charged against gross operating revenue and are not included herein.
(2) Uncollectible accounts written off, net of recoveries and net of the allowance for contractual adjustments and doubtful accounts remaining at the respective fiscal year-end recorded in conjunction with certain acquisitions.

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
                             390 North Orange Avenue, Suite 1490
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