Form 10-K, Exhibit 13
period 1997-07-31
ROTECH MEDICAL CORP
filed 1997-10-29
CIK 771142

                                      1997

                                 ANNUAL REPORT



                           A HOME HEALTH CARE COMPANY

                  ROTECH MEDICAL CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Consolidated Financial Statements............................................... 1

Financial Statement Schedule....................................................21

Report of Independent Certified Public Accountants..............................22

Selected Consolidated Financial Data............................................23

Management's Discussion and Analysis of Financial
     Condition and Results of Operations........................................24

Selected Quarterly Consolidated Financial Data..................................28

Prices of Common Stock..........................................................28


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                                           JULY 31
                                                                                  1997                   1996
                                                                   ----------------------------------------------
ASSETS
Current Assets:
 Cash                                                                          $ 12,819,471          $  6,438,760
 Accounts receivable:
  Trade, less allowance for doubtful accounts of $23,718,000 in
   1997 and $16,978,000 in 1996                                                 112,341,406            83,486,610

  Other                                                                           3,304,885             2,583,756
 Inventories                                                                     23,357,451            15,191,011
 Prepaid expenses                                                                   316,706               884,437
 Income taxes receivable                                                                  -             3,883,830
                                                                   ----------------------------------------------
Total Current Assets                                                            152,139,919           112,468,404

Other Assets:
 Intangible assets, less accumulated amortization of $33,9651,000
  in 1997 and $18,163,000 in 1996                                               272,794,751           168,101,082

 Other assets                                                                     4,557,580             8,630,288
                                                                   ----------------------------------------------
                                                                                277,352,331           176,731,370

Property and equipment, less accumulated depreciation                           131,239,570            85,414,544
                                                                   ----------------------------------------------
Total Assets                                                                   $560,731,820          $374,614,318
                                                                   ==============================================

See accompanying notes.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                  JULY 31
                                                                     1997                        1996
                                                     ------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                                                  $ 14,919,853                $ 10,151,998
 Accrued expenses and other liabilities                              13,520,246                  14,178,810
 Notes payable to banks                                             180,991,047                  52,055,008
 Income taxes payable                                                 2,476,822                           -
 Deferred income taxes                                                   52,998                      75,299
                                                     ------------------------------------------------------
Total Current Liabilities                                           211,960,966                  76,461,115


Deferred INCOME TAXES                                                20,734,609                  11,831,155

Convertible Subordinated Debentures                                 110,000,000                 110,000,000

Redeemable Common Stock                                               4,076,189                   1,646,933


Shareholders' Equity:
 Common Stock, par value $.0002 per share,
  50,000,000 shares authorized, 24,222,427 in 1997
  and 23,303,586 in 1996                                                  4,853                       4,669


 Treasury stock                                                        (848,285)                   (814,535)
 Additional paid-in capital                                         131,269,024                 122,757,377
 Retained earnings                                                   83,534,464                  52,727,604
                                                     ------------------------------------------------------
                                                                    213,960,056                 174,675,115
                                                     ------------------------------------------------------
Total Liabilities and Shareholders' Equity                         $560,731,820                $374,614,318
                                                     ======================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                             YEAR ENDED JULY 31
                                                          1997                       1996                      1995
                                            ---------------------------------------------------------------------------
Operating revenue                                     $422,692,297               $263,029,963              $134,111,458
Cost and expenses:
     Cost of revenue                                   105,564,558                 71,012,877                36,287,811
     Selling, general and administrative               208,976,965                127,357,013                66,477,381
     Depreciation and amortization                      44,017,317                 26,519,480                 9,565,238
     Interest, net                                      13,560,897                  5,228,318                   835,462
                                            ----------------------     ----------------------     ---------------------
       Total Costs and Expenses                        372,119,737                230,117,688               113,165,892

Income before income taxes                              50,572,560                 32,912,275                20,945,566
Income tax expense                                      19,765,700                 12,356,500                 7,800,800
                                            ----------------------     ----------------------     ---------------------
          Net income                                  $ 30,806,860               $ 20,555,775              $ 13,144,766
                                            ======================     ======================     =====================

Net income per share:
     Primary                                                 $1.17                      $0.83                     $0.64
     Fully diluted                                           $1.12                      $0.82                     $0.63
Weighted average number of shares
     outstanding:
     Primary                                            26,352,000                 24,657,000                20,684,000
     Fully diluted                                      30,940,000                 25,206,000                20,984,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------



                                                                COMMON STOCK                    ADDITIONAL
                                                           ----------------------  TREASURY      PAID-IN       RETAINED
                                                               SHARES    AMOUNT      STOCK       CAPITAL       EARNINGS
                                                           -------------------------------------------------------------
Balance at August 1, 1994                                    19,009,540   $3,818   $(814,535)  $ 64,518,168  $19,613,012

 Issuance of Common Stock in acquisitions of
      subsidiaries                                              391,976       78                  3,197,340
 Issuance of Common Stock pursuant to Employee Stock
      Compensation Plan                                          32,126        8                    185,576
 Issuance, repurchase and retirement of common stock
  pursuant to exercise of stock options and related put
  options                                                                                           173,299     (318,507)


 Issuance of Common Stock pursuant to exercise of stock
  options                                                        10,000        2                     69,998

 Issuance of Common Stock in Public Offering                  3,400,000      680                 49,884,817
       Net income                                                                                             13,144,766
                                                           -------------------------------------------------------------
Balance at July 31, 1995                                     22,843,642    4,586    (814,535)   118,029,198   32,439,271

 Issuance of Common Stock in acquisitions of
    subsidiaries                                                301,816       52                  3,061,230
     Issuance of Common Stock pursuant to Employee
     Stock Compensation Plan                                     22,068        4                    164,569
 Issuance, repurchase and retirement of common stock
  pursuant to exercise of stock options and related put
  options                                                                                          128,844     (267,442)

 Issuance of Common Stock pursuant to exercise of stock
  options                                                       136,060       27                  1,373,536

     Net income                                                                                               20,555,775
                                                           -------------------------------------------------------------
BALANCE AT JULY 31, 1996                                     23,303,586    4,669    (814,535)   122,757,377   52,727,604

 ISSUANCE OF COMMON STOCK IN ACQUISITIONS OF
    SUBSIDIARIES                                                854,574      171                  8,108,892
 ISSUANCE OF COMMON STOCK PURSUANT TO EMPLOYEE
     Stock Compensation Plan                                     14,267        3     (33,750)       220,475
 ISSUANCE OF COMMON STOCK PURSUANT TO EXERCISE OF STOCK
  OPTIONS                                                        50,000       10                    182,280

       NET INCOME                                                                                             30,806,860
                                                           -------------------------------------------------------------
BALANCE AT JULY 31, 1997                                     24,222,427   $4,853   $(848,285)  $131,269,024  $83,534,464
                                                           =============================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                               YEAR ENDED JULY 31
                                                                1997                   1996                  1995
                                                      ------------------------------------------------------------------
OPERATING ACTIVITIES

Net income                                                     $ 30,806,860            $ 20,555,775          $13,144,766

Adjustments to reconcile net income to net cash
 provided by operations:
  Depreciation                                                   28,146,078              16,889,027            4,974,785
  Amortization of intangible assets                              15,871,239               9,630,453            4,590,453
  Provision for doubtful accounts                                19,822,000               7,544,000            4,499,000
  Provision for deferred income taxes                             8,881,153               4,887,810            4,617,315
  Gain on sale of property and equipment                                  -                       -              (15,160)
  Issuance of Common Stock as employee
     compensation                                                   220,478                 164,573              255,583
  Equity in income from affiliated company                                -                       -             (910,246)
  Changes in operating assets and liabilities:
   Increase in trade accounts receivable                        (39,350,623)            (24,220,623)          (9,951,570)
   (Increase) decrease in other receivables                        (418,875)               (552,575)             364,006
   (Increase) decrease in inventories                            (2,446,937)                658,504           (2,633,575)
   (Increase) decrease in prepaid expenses                          739,998                (111,228)             391,366
   Increase in accounts payable                                   1,323,570               3,850,531            1,919,540
   Decrease in accrued expenses and other liabilities
                                                                   (135,799)             (2,248,914)          (1,181,063)
   (Increase) decrease in income taxes
    receivable/payable                                            6,360,742                 479,797           (2,959,294)

                                                      ------------------------------------------------------------------

Net cash provided by operating activities                        69,819,884              37,527,130           17,105,906

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                             YEAR ENDED JULY 31
                                                                1997                 1996                1995
                                                      -------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property and equipment                             (56,496,145)         (29,621,755)       (17,298,613)
Issuance of notes and other  receivables                                  -           (4,078,350)
Payments for acquisitions of net assets, net of cash
 acquired                                                      (136,588,104)        (146,561,420)       (55,643,515)

Proceeds from sale of property and equipment                              -                    -             68,167
Proceeds from option exercise                                       182,290                    -                  -
Advances and deposits                                               526,746             (943,838)           391,368
                                                      -------------------------------------------------------------
      Net cash used in investing activities                    (192,375,213)        (181,205,363)       (72,482,593)

FINANCING ACTIVITIES
Proceeds from notes payable to banks                            128,936,040          188,773,070        109,037,900
Payments on notes payable to banks                                        -         (146,698,062)      (103,155,900)
Proceeds from convertible subordinated debentures                         -          110,000,000                  -
Payments for debt issuance costs                                          -           (3,200,000)                 -
Proceeds from issuance of Common Stock                                    -            1,083,056         49,885,497
Repurchase of Common Stock                                                -             (418,354)          (145,208)
                                                      -------------------------------------------------------------
       Net cash provided by financing activities                128,936,040          149,539,710         55,622,289
                                                      -------------------------------------------------------------
              Increase (decrease) in cash                         6,380,711            5,861,477            245,602
Cash at beginning of year                                         6,438,760              577,283            331,681
Cash at end of year                                           $  12,819,471        $   6,438,760      $     577,283
                                                      =============================================================

 Supplemental disclosures of cash flow information

  Cash paid during the year for:
         Interest, net                                           12,590,000        $   3,976,000      $     933,000
         Income taxes                                             4,925,000            8,957,000          6,774,000

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

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

  On July 7, 1997 the Company announced that they entered into a definitive merger agreement pursuant to which RoTech Medical Corporation will merge with Integrated Health Services ("IHS"). Under terms of the agreement, IHS will issue
0.5806 shares of IHS Common Stock for each share of RoTech common stock currently outstanding.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of RoTech Medical Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with high credit quality institutions. Concentrations of credit risk with respect to accounts receivable is limited due to the large number and geographic distribution of patients, third-party payors, and clients. The Company's revenues are generated through 613 locations in 35 states. The Company generally does not require collateral or other security in extending credit to patients; however, the Company routinely obtains assignments of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g. Medicare, Medicaid, commercial insurance and managed care organizations). Percentage revenues from payor sources at July 31, 1997 were as follows:

                        Medicare                        51%
                        Medicaid                        10%
                        Commercial insurance            19%
                        Retail Sales                    14%
                        Other                            6%


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, accounts receivable, accounts payable and notes payable to banks approximate fair value because of the short-term nature of these items. Based on the current market rates offered for similar debt of the same maturities, the carrying amount of the Company's Convertible Subordinated Debentures approximates fair value at July 31, 1997.

The Company had $1.8 million of cash restricted due to statutory requirements at July 31, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

     Revenues are reported on the accrual basis in the period in which services are provided. Operating revenue represents the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

     Rental income under short-term leasing arrangements is recognized on a straight-line basis over the term of the lease and approximated $256,737,000, $130,060,000 and $59,017,000 in 1997, 1996 and 1995, respectively. The provision for doubtful accounts approximated $19,882,000, $7,544,000 and $4,499,000 in 1997, 1996 and 1995, respectively.

INVENTORIES

     Inventories consist principally of durable medical equipment, medical supplies and pharmaceutical products and are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to seven years). Rental equipment is depreciated over five years. Amortization of leasehold improvements is included in depreciation.

INTANGIBLE ASSETS

 Intangible assets consists of the following as of July 31, 1997:

    Excess of cost over fair value of net
      Assets acquired and liabilities assumed               $272,255,597
    Non-compete agreements                                    31,561,435
    Other intangibles                                          2,928,894
                                                            ------------
                                                             306,745,926
    Less accumulated amortizaton                              33,951,175
                                                            ------------
                                                            $272,794,751
                                                            ============

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (CONTINUED)

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

RECLASSIFICATIONS

        Certain reclassifications have been made to the 1996 consolidated financial statements to conform to the 1997 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

NEW ACCOUNTING STANDARDS

        In February 1997, FAS No. 128, "Earnings Per Share," was issued. FAS No. 128, which supersedes Accounting Principles Board ("APB") Opinion No. 15, requires a dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earning of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under APB Opinion No. 15, FAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997.

Has FAS No. 128 been adopted, pro forma basic earnings per share and pro forma diluted earnings per share would have been as follows:

                                   PRO FORMA EARNINGS PER SHARE
    YEARS ENDED JUNE 30:            BASIC               DILUTED
           1995                     $ .65                $ .63
           1996                     $ .89                $ .82
           1997                     $1.28                $1.12

2. THIRD-PARTY RATE ADJUSTMENTS AND REVENUE

        Approximately 61% in 1997, 60% in 1996, and 63% in 1995 of gross revenue was derived under federal and state third-party reimbursement programs. A portion of these revenues is based on cost reimbursement principles and is subject to audit and retroactive adjustment by the respective third-party fiscal intermediaries. In the opinion of management, retroactive adjustments, if any, would not be material to the financial position or results of operations of the Company.


3. ACQUISITIONS

        During the fiscal year ended July 31, 1997, the Company issued 854,574 shares of its restricted Common Stock valued at $8,109,063, released 460,708 shares of its restricted Common Stock from escrow which is recorded as Redeemable Common Stock (see Note 4) and is valued at $4,329,268, issued 889,391 shares of its restricted Common Stock which were placed in escrow pending the attainment of certain operating profit thresholds (see Note 4), and paid cash of approximately $124,272,000 to purchase the net assets of certain home health care companies and all of the outstanding common stock of certain home health companies.


        The combined fair market values of those assets acquired and (liabilities assumed) in 1997 are reflected in the following classifications on the balance sheet:

  Cash                                                        $  2,013,000
  Accounts receivable                                           14,907,000
  Inventories                                                    5,719,000
  Prepaid expenses                                                 172,000
  Other assets                                                     753,000
  Property and equipment                                        17,509,000
  Accounts payable, accrued expenses and other liabilities     (11,444,000)
                                                              ------------
  Net assets acquired                                         $ 29,629,000
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

        The operations of entities acquired subsequent to July 31, 1997 (see
Note 15) are not included in the Company's historical statements of income as presented herein. The net assets of those entities acquired subsequent to July 31, 1997 are also not included in the Company's balance sheet as of July 31, 1997. Operations of such entities are included in the accompanying pro forma results.

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


                                                               For the Year Ended July 31, 1997
                             -----------------------------------------------------------------------------------------------------
                                                                        (Unaudited)
                                     RoTech Medical
                                      Corporation                                                                  RoTech Medical
                                     Consolidated                                                                    Corporation
                                      Year Ended             Combined Acquired         Pro Forma                    Combined Pro
                                     July 31, 1997              Entities              Adjustments                   Forma Results
                             -----------------------------------------------------------------------------------------------------
Operating revenue                     $422,692,297            $79,240,442                     -                      $501,932,739
  Cost and expenses:
    Cost of revenue                    105,564,558             20,870,723                     -                       126,435,281
    Selling, general and
    administrative                     208,976,965             42,491,050                     -                       251,468,015
                             -----------------------------------------------------------------------------------------------------

  Depreciation and amortization         44,017,317              3,303,056           $ 2,778,680   (a)                  50,099,053
  Interest, net                         13,560,897                983,438             4,620,771   (b)                  19,165,106
                             -----------------------------------------------------------------------------------------------------
Total cost and expenses                372,119,737             67,648,267             7,399,451                       447,167,455
Income before income taxes              50,572,560             11,592,175            (7,399,451)                       54,765,284

Income tax expense                      19,765,700                 95,734               839,843   (c)                  20,701,277
                             -----------------------------------------------------------------------------------------------------
Net Income                            $ 30,806,860            $11,496,441           $(8,239,294)                     $ 34,064,007
                             =====================================================================================================

Net Income Per Share:
  Primary                             $       1.17                                                                   $       1.25
  Fully diluted                       $       1.12                                                                   $       1.19
Weighted Average Number of
  Shares Outstanding
  Primary                               26,352,000                854,000(d)                                           27,206,000
  Fully diluted                         30,940,000                854,000(d)                                           31,794,000


NOTES TO CONSOLIDATED FINANCIAL STATEMENT - JULY 31, 1997
--------------------------------------------------------------------------------

3.  ACQUISITIONS (CONTINUED)

                                                                  For the Year Ended July 31, 1996
                                ------------------------------------------------------------------------------------------
                                                                            (Unaudited)
                                              RoTech
                                             Medical                                                                   RoTech
                                           Corporation                                                                 Medical
                                           Consolidated                                                              Corporation
                                            Year Ended                Combined               Pro Forma               Combined Pro
                                          July 31, 1996           Acquired Entities         Adjustments              Forma Results
                                ----------------------------------------------------------------------------------------------------
Operating revenue                         $263,029,963               $155,600,112                                       $418,630,075
Cost and expenses:
  Cost of revenue                           71,012,877                 44,341,035                     -                  115,353,912
  Selling, general and
   administrative                          127,357,013                 82,081,812                     -                  209,438,825

                                ----------------------------------------------------------------------------------------------------
   Depreciation and amortization            26,519,480                  6,017,179            $6,064,805(a)                38,601,464
   Interest, net                             5,228,318                  1,960,407             9,407,817(b)                16,596,542
                                ----------------------------------------------------------------------------------------------------
Total cost and expenses                    230,117,688                134,400,433            15,472,622                  379,990,743
Income before income taxes                  32,912,275                 21,199,679           (15,472,622)                  38,639,332

Income tax expense                          12,356,500                    199,568             2,049,599(c)                14,605,667
                                ----------------------------------------------------------------------------------------------------
Net Income                                $ 20,555,775               $ 21,000,111          $(17,522,221)                $ 24,033,665
                                ====================================================================================================
Net Income Per Share:
  Primary                                 $       0.83                                                                  $       0.94
  Fully diluted                           $       0.82                                                                  $       0.92
Weighted Average Number of
  Shares Outstanding
  Primary                                   24,657,000                    854,000(d)                                      25,511,000
  Fully diluted                             25,206,000                    854,000(d)                                      26,060,000



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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

4. SHAREHOLDERS' EQUITY (CONTINUED)


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

        The Company utilizes its Common Stock as consideration in the acquisition process along with cash payments. The Company issued the following shares in the related fiscal years to effect purchases of home care companies:

                             Number of Shares     Value of Shares
                             ----------------     ---------------

        1995                     391,976              3,197,418

        1996                     301,816              3,061,282

        1997                     854,574              8,109,063

        Certain additional shares of Common Stock are issued and held in escrow pending the resolution of specific conditions set out in the related purchase transactions. Such shares are not shown as outstanding until the contingency is satisfied and amounted to 1,735,601 shares as of July 31, 1997.

        The Company has issued certain common stock shares subject to put options at the sole discretion of the shareholder at specified prices and are recorded as Redeemable Common Stock. As of July 31, 1997, the Company had 422,651 shares outstanding subject to put options ranging in call prices from $9.75 to $17.50. The put options expire at dates ranging from October 1997 to December 1999.

        The Company has an Employee Stock Compensation Plan designed to reward employees with ownership in the Company in lieu of cash compensation. Shares issued under the Plan amounted to 14,267 shares, 22,068 shares and 32,126 shares, in fiscal 1997, 1996 and 1995, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

  Information regarding the Company's stock option plans is summarized below:

                                  NUMBER OF OPTIONS
                                1993 PLAN   1996 PLAN  PRICE PER SHARE

Outstanding August 1, 1994        1,567,706           -     5.94 -  9.38
  Granted                                 -           -                -
  Exercised                         (28,854)          -     6.88 -  7.13
  Canceled                                -           -                -
                                  ---------   ---------   --------------

Outstanding July 31, 1995         1,538,852           -     5.94 -  9.38
  Granted                           682,000     600,000    11.38 - 19.13
  Exercised                        (128,852)          -     5.94 -  6.88
  Canceled                               -            -                -
                                  ---------   ---------   --------------

Outstanding July 31, 1996         2,092,000     600,000   $ 5.94 - 19.13
  Granted                           470,000           -    11.00 - 18.00
  Exercised                         (50,000)          -             5.94
  Canceled                         (230,000)          -    11.38 - 13.75
                                  ---------   ---------   --------------

Outstanding July 31, 1997         2,282,000     600,000   $ 5.94 - 19.13
Exercisable at July 31, 1997      1,648,500     200,000   $ 5.94 - 19.13
Reserved for future grant           280,294     400,000                -


  The Company applies APB No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation expense has been recognized in connection with its stock options. Had compensation expense for the Company's stock options been determined consistent with SFAS No. 123, the company's net income and income per share would have been reduced to the pro forma amounts indicated below:

                                            1997                       1996
                                  AS REPORTED  PRO FORMA     AS REPORTED   PRO FORMA

Net income                        $30,806,860  $29,519,417   $20,555,775  $20,265,250
Primary income per share          $      1.17  $      1.12   $      0.83  $      0.81
Fully diluted income per share    $      1.12  $      1.07   $      0.82  $      0.79


        The fair value of the options, for purposes of the above pro forma disclosure, was estimated on the date of grant or modification using the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 6.02% weighted average expected lives of 5 years for options, 0% dividend yield and volatility of 28%. The effects of applying SFAS No. 123 in the pro forma income and income per share for 1997 and 1996 may not be representative of the effects on such pro forma information for future years.

        An acquisition transacted in fiscal 1992 included 50,048 warrants to purchase the Company's Common Stock at $15.00 per share; 2,060 warrants were exercised during fiscal year 1996 and the remaining warrants expired on November 30, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997

--------------------------------------------------------------------------------

        On July 1, 1995, the Company entered into a stock option agreement ("Agreement") with a firm which provides legal services to the Company (See Note
11). The Agreement issued the firm options to purchase up to, but not exceeding in the aggregate, 20,000 shares of the Company's Common Stock at $13.88 per share and 20,000 shares at $19.50 per share. The options are exercisable until June 30, 2001.

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

5.  PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

                                           JULY 31
                                      1997           1996
                                  ---------------------------

Rental equipment                  $162,444,404   $ 97,242,445
Furniture and equipment             37,205,958     24,377,848
Vehicles                            12,001,940      8,249,870
Leasehold improvements               4,465,543      2,221,288
                                  ---------------------------
                                   216,117,845    132,091,451
Less accumulated depreciation      (84,878,275)   (46,676,907)
                                  ---------------------------
                                  $131,239,570   $ 85,414,544
                                  ===========================

6. CURRENT NOTES PAYABLE TO BANKS

        Current notes payable to banks at July 31, 1997 were $180,991,047 under a $300,000,000 syndicated bank line of credit expiring on June 2, 1998. The rate on July 31, 1997 and 1996 was 6.49% and 6.12%, respectively. The syndicated bank line of credit is payable on demand and provides for an interest rate to be selected by the Company based on LIBOR plus 0.75% or the prime rate.

        The credit facility carries a negative pledge on all Company assets and requires compliance by the Company with certain financial and negative covenants, including a restriction on dividends. As of July 31, 1997, the Company was in compliance with all covenants contained in the credit facility.

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

        The Debentures are convertible into Common Stock of the Company at any time after the 60/th/ day following the date of original issuance of the Debentures and at or before maturity at a conversion price of $26.25 per share, subject to adjustment in certain events, plus accrued interest. The Debentures are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

7. CONVERTIBLE SUBORDINATED DEBENTURES (CONTINUED)

redeemable at the option of the Company, in whole or in part, but not before
June 4, 1999.  The Debentures do not provide for a sinking fund.   The Company's
ability to repurchase the Debentures is dependent upon the Company's having sufficient funds and may be limited by the terms of the Company's senior indebtedness or the subordination provisions of the related indenture.

8. COMMITMENTS AND CONTINGENCIES

Lease Commitments

        Rental expense approximated $14,492,000 $7,765,000, and $3,924,000 for the years ended July 31, 1997, 1996, and 1995, respectively. Future minimum rental commitments under leases, primarily for buildings, are as follows:


FOR THE YEARS ENDING JULY 31
----------------------------
1998                               8,239,790
1999                               6,442,878
2000                               4,368,379
2001                               2,626,044
2002                               1,596,268
Thereafter                         3,734,158
                                 -----------
                                 $27,007,517
                                 ===========

Healthcare Regulatory Environment

        A significant portion of the Company's revenues are reimbursed under the Federal Medicare program. The Balanced Budget Act of 1997 enacted in August 1997, reduces the Medicare national payment limits for oxygen and oxygen equipment used in home respiratory by 25% in 1998 and 30% (from 1997 levels) in 1999 and each subsequent year. Approximately 22% of RoTech's total revenues for the year ended July 31, 1997 were derived from the provision of oxygen services to Medicare patients.

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

9. RETIREMENT BENEFITS

        The company instituted a 401(k) Savings Plan ("Savings Plan") on May 1, 1996. The Savings Plan covers all full-time employees who have met certain eligibility requirements and is funded by voluntary employee contributions and by Company contributions equal to a certain percentage of employee contributions. Employees' interests in company contributions vest over five years. The cost of the Savings Plan was $300,000 and $26,000 for the fiscal years ended July 31, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

10. INCOME TAXES

        Income tax expense for the years ended July 31, consists of the following:

                                  1997         1996         1995
                              ------------------------------------
Current
   Federal                    $10,078,747  $ 6,796,500  $2,894,000
   State                          996,800      672,190     289,485
                              ------------------------------------
                               11,075,547    7,468,690   3,183,485
Deferred
   Federal                      7,908,053    4,447,910   4,210,800
   State                          782,100      439,900     406,515
                              ------------------------------------
                                8,690,153    4,887,810   4,617,315
                              ------------------------------------
                              $19,765,700  $12,356,500  $7,800,800
                              ====================================

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


                                            1997               1996
                                       --------------     -------------
Deferred tax liabilities:
  Tax over book depreciation             $12,294,020        $ 7,046,700
  Tax over book intangibles amortization   8,440,589          4,784,455
  Prepaid insurance                           52,998             75,299
                                         ------------------------------
       Total deferred tax liabilities    $20,787,607         11,906,454
                                         ==============================

Deferred tax assets:
  Uniform capitalization                     450,000            259,000
                                         ------------------------------
       Total deferred tax assets             450,000            259,000
                                         ------------------------------
       Net deferred tax liabilities      $20,337,607        $11,647,454
                                         ==============================


The Company's effective tax rate differs from the statutory rate for the years ended July 31, as follows:


                                                             1997           1996              1995
                                                          ------------------------------------------
Percentage of pre-tax income:
  Statutory rate                                             35.0%           35.0%              35.0%
  Increase (decrease) in tax rate resulting from:
    State income taxes, net of federal income tax benefit     2.0             2.0                2.0
    Amortization of nondeductible intangible assets           2.8             2.2                2.5
    Other                                                    ( .8)           (1.7)              (2.3)
                                                          ------------------------------------------
                                                           39.0%             37.5%              37.2%
                                                          ==========================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

11. RELATED PARTY TRANSACTIONS

        The Company purchases certain products from companies owned by its chief executive officer and shareholder. Such transactions amounted to approximately $11,000, $74,000 and $55,000 for the years ended July 31, 1997, 1996 and 1995, respectively. These same companies purchased approximately $11,000, $46,000 and $28,000 of products from the Company for the fiscal years ended July 31, 1997, 1996 and 1995, respectively.

        The Company leases certain facilities and equipment from companies owned by certain directors, officers and shareholders. Rent expense under these cancelable operating leases amounted to $540,000, $740,000 and $760,000 for the years ended July 31, 1997, 1996 and 1995, respectively.

        The Company executed a stock option agreement with a firm which provided certain legal services in the amount of $362,000, $302,000, and $270,000 for the years ended July 31, 1997, 1996 and 1995, respectively, to the Company. One of the Company's directors and officers is a shareholder and officer of the firm. (See Note 4.)

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is a summary of the quarterly results of operations for the years ended July 31, 1997 and 1996:


                                              JULY 31, 1997
                                              (IN THOUSANDS)
                             FIRST           SECOND        THIRD          FOURTH
                        -------------------------------------------------------------

OPERATING REVENUE          $90,307,483    $97,835,317   $109,431,604   $125,117,893
COST AND EXPENSES           80,055,510     86,117,894     96,186,134    109,760,199
INCOME TAX EXPENSE           3,900,500      4,442,003      4,979,163      6,444,034
                        -------------------------------------------------------------
NET INCOME                 $ 6,351,473    $ 7,275,420   $  8,266,307   $  8,913,660
                        =============================================================
NET INCOME PER SHARE:
   PRIMARY                 $      0.25    $      0.28   $       0.31   $       0.33
   FULLY DILUTED           $      0.25    $      0.27   $       0.30   $       0.31


                                             July 31, 1996
                              First           Second        Third          Fourth
                        -------------------------------------------------------------

Operating revenue          $45,119,179    $61,463,199   $ 72,983,865   $ 83,463,720
Cost and expenses           38,235,210     53,634,405     64,644,579     73,603,494
Income tax expense           2,560,836      2,897,599      2,897,933      4,000,132
                        -------------------------------------------------------------
Net income                 $ 4,323,133    $ 4,931,195   $  5,441,353   $  5,860,094
                        =============================================================
Net income per share:
   Primary                 $      0.18    $      0.20   $       0.22   $       0.23
   Fully diluted           $      0.18    $      0.20   $       0.22   $       0.23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

13. ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities include:

                                                     JULY 31
                                               1997          1996
                                            ---------------------------

Accrued payroll expenses                    $ 3,597,502   $ 3,847,179
Deferred payments                             2,914,520     2,978,161
Payments due on acquisition transactions              -     3,200,000
Liabilities assumed through acquisitions      1,232,666     1,434,293
Accrued interest                              2,001,820     1,232,086
Other accrued liabilities                     3,773,738     1,487,091
                                            ---------------------------
                                             13,520,246   $14,178,810
                                            ===========================

14. OTHER ASSETS

        In February 1995, the Company sold its investment in an affiliated company. The Company's 49% ownership was accounted for by the equity method. The approximate $1,400,000 net gain and certain operating expenses incurred to carry the asset are recorded in selling, general and administrative expense.


15. SUBSEQUENT EVENTS

        During the period August 1, 1997 to September 16, 1997, the Company acquired the net assets or outstanding stock of 11 home health care companies for approximately $13.2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JULY 31, 1997
--------------------------------------------------------------------------------

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
-----------------------------------------------

                                                      COLUMN C
                                                    -------------
COLUMN A                         COLUMN B             ADDITIONS            COLUMN D      COLUMN E
-----------------------------------------------------------------------------------------------------
                                                             CHARGED TO
                                  BALANCE AT    CHARGED TO     OTHER                      BALANCE AT
                                 BEGINNING OF   COSTS AND     ACCOUNTS      DEDUCTIONS      END OF
CLASSIFICATION                      PERIOD      EXPENSES(1)   DESCRIBE     DESCRIBE (2)    PERIOD
-----------------------------------------------------------------------------------------------------
YEAR ENDED JULY 31, 1997:

DEDUCTED FROM ASSET ACCOUNTS:
    ALLOWANCE FOR DOUBTFUL
          ACCOUNTS                 $16,978,000   $19,882,000                $13,142,000    $23,718,000

Year ended July 31, 1996:
Deducted from asset accounts:
    Allowance for doubtful
          accounts                 $ 7,958,000   $ 7,544,000           -    $(1,476,000)   $16,978,000

Year ended July 31, 1995:
 Deducted from asset accounts:
    Allowance for doubtful
          accounts                 $ 6,333,000   $ 4,499,000           -    $ 2,874,000    $ 7,958,000

(1) Certain amounts in each year are charged against gross operating revenue and are not included herein.

(2) Uncollectible accounts written off, net of recoveries and net of the allowance for doubtful accounts remaining at the respective fiscal year-end recorded in conjunction with certain acquisitions.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of RoTech Medical Corporation
Orlando, Florida

We have audited the accompanying consolidated balance sheets of RoTech Medical Corporation and subsidiaries (the "Company") as of July 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1997. Our audits also included the financial statement schedule, for the three-year period ended July 31, 1997, presented on page 21. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RoTech Medical Corporation and subsidiaries at July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years then ended in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule for the three-year period ended July 31, 1997, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP
Orlando, Florida
September 18, 1997 (October 21, 1997 as to Note 1)

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------
(in thousands, except per share and percentage amounts)


                                                               Year Ended July 31
--------------------------------------------------------------------------------------------------------------------------
                                                1997            1996            1995            1994              1993
--------------------------------------------------------------------------------------------------------------------------
Statements of Income Data:
Operating revenue:
   Home respiratory therapy & equipment      $211,346          $110,118       $ 56,533        $ 41,579(a)      $  23,857(a)
   Home medical equipment & supplies          122,581            92,062         32,305            (a)               (a)
   Home infusion therapy & other
          pharmacy related services            59,177            41,498         33,554          25,492            21,715
   Other products & services                   29,588            19,352         11,719           4,399             2,811
--------------------------------------------------------------------------------------------------------------------------
Total operating revenue                       422,692           263,030        134,111          71,470            48,383
--------------------------------------------------------------------------------------------------------------------------

Cost and expenses:
   Cost of revenue                            105,565            71,013         36,288          17,409            12,359
   Selling, general and administrative        208,977           127,357         66,477          35,880            25,064
   Depreciation and amortization               44,017            26,520          9,565           5,338             2,801
   Interest                                    13,561             5,228            835              67                76
--------------------------------------------------------------------------------------------------------------------------
Total cost and expenses                       372,120           230,118        113,165          58,694            40,300
--------------------------------------------------------------------------------------------------------------------------

Income before income taxes                     50,572            32,912         20,946          12,776             8,083
Income tax expense                             19,765            12,356          7,801           4,664             2,956
--------------------------------------------------------------------------------------------------------------------------

Net income                                   $ 30,807          $ 20,556       $ 13,145         $ 8,112           $ 5,127
--------------------------------------------------------------------------------------------------------------------------
Net income per share:
   Primary                                   $   1.17          $   0.83       $   0.64         $  0.50           $  0.38
   Fully diluted                             $   1.12          $   0.82       $   0.63         $  0.50           $  0.38
--------------------------------------------------------------------------------------------------------------------------

Other Data:
Weighted average shares outstanding:
   Primary                                     26,352            24,657         20,684          16,294            13,384
   Fully diluted                               30,940            25,206         20,984          16,294            13,384
--------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
Working Capital                               (59,821)         $ 36,007       $ 41,587         $27,783           $18,203
Total Assets                                  560,732           374,614        175,425          94,433            40,019
Long-term Debt
    (less current portion)                    110,000           110,000              -               -                 -
Shareholders' Equity                          213,960           174,675        149,659          83,320            36,197
--------------------------------------------------------------------------------------------------------------------------

The Company has acquired various businesses in the five years shown above. Results of these acquisitions' operations are included from the respective dates acquired.

  (a) A breakout of home respiratory therapy and equipment revenues and home medical equipment and supplies was not available for the years ended July 31, 1994 and 1993. All revenue related to these two product lines has been presented as "home respiratory therapy and equipment" for the years indicated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
--------------------------------------------------------------------------------

FOR THE FISCAL YEARS ENDED JULY 31, 1997 AND 1996

     Operating revenue increased 61% to $423 million for the fiscal year ended July 31, 1997 ("fiscal 1997") from $263 million for the fiscal year ended July 31, 1996 ("fiscal 1996"). The increase in operating revenue is attributable to acquisitions and expanded product and service lines in existing areas of operation. Revenue from acquisitions in fiscal 1997 totaled $59 million. During fiscal 1997, the Company added 174 home care locations and operated 589 home care locations in 35 states as of July 31, 1997. The Company continues to employ a single sales force to maintain and develop both the home respiratory therapy, other medical equipment, home infusion therapy and other pharmacy related lines of business.

     Operating revenue from home respiratory therapy and equipment increased 92% to $211.3 million for fiscal 1997 from $110.1 million for fiscal 1996.
Operating revenue from home medical equipment and supplies increased 33% to $122.6 million for fiscal 1997 from $92.1 million for fiscal 1996. The increases in these two product lines were due mainly to increases in patient bases throughout the Company's locations and increased marketing efforts in certain locations acquired during fiscal year 1997 and 1996. The majority of the Company's acquisitions are of businesses that operate primarily in these two product lines.

     Operating revenue from home infusion therapy and pharmacy related services increased 43% to $59.2 million for fiscal 1997 from $41.5 million for fiscal 1996. Growth in this line of business should continue as the Company expands its service areas.

     Operating revenue from physician and other services increased 53% to $29.6 million for fiscal 1997, from $19.4 million for fiscal 1996. The Company currently owns 24 physician practices and employs 29 primary care physicians. These practices are clustered in two rural marketplaces. Growth in this line of business should continue yet decline as a percentage of operating revenue as the Company continues to acquire home health care operations.

     Cost of revenue as a percentage of operating revenue decreased to 25.0% for fiscal 1997 from 27.0% for fiscal 1996 due to changes in the product mix in the last year resulting from mid-year fiscal 1996 and fiscal 1997 acquisitions. Selling, general and administrative expenses as a percentage of operating revenue increased to 49.4% for fiscal 1997 from 48.4% for fiscal 1996 due to an increase in bad debt expense. Changes in the Company's mix of business also affect these categories. For example, physician practices have no cost of revenue and all expenses are of a selling, general and administrative nature.

     Depreciation and amortization expense increased 66% to $44.0 million for fiscal 1997 from $26.5 million for fiscal 1996. Depreciation and amortization expense as a percentage of operating revenue was 10.4% for fiscal 1997 and 10.1% for fiscal 1996. The dollar increase was attributable to the Company's purchase of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment. All acquisitions in fiscal 1997 were accounted for by the purchase method.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - CONTINUED
--------------------------------------------------------------------------------

FOR THE FISCAL YEARS ENDED JULY 31, 1997 AND 1996 (CONTINUED)

     Interest expense, net of interest income, increased to $13.6 million for fiscal 1997 from $5.2 million for fiscal 1996. This increase resulted from the Company borrowing monies to fund certain acquisitions along with the issuance of the convertible subordinated debentures on June 1, 1996.

     Income tax expense was provided at a 39.1% effective rate, compared to 37.5% the prior fiscal 1996.

     Net income for fiscal 1997 was $30.8 million, a 50% increase over the $20.6 million for fiscal year 1996. Net income per share on a fully diluted basis increased 37% to $1.12 for fiscal 1997 compared to $0.82 for fiscal 1995. The weighted average number of shares on a fully diluted basis increased 23% to 30.9 million at July 31, 1997 from 25.2 million at July 31, 1996, primarily as a result of shares issued in conjunction with certain acquisitions.

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

     Operating revenue from home respiratory therapy and equipment and home medical equipment and supplies increased 95% to $110.1 million for fiscal 1996 from $56.5 million for fiscal 1995. Operating revenue from home medical equipment and supplies increased 185% to 92.1 million for fiscal 1996 from $32.3 million for fiscal 1995. The increase was due mainly to increases in patient bases throughout the Company's locations and increased marketing efforts in certain locations acquired during fiscal year 1995 and 1996. The majority of the Company's acquisitions are of businesses that operate primarily in these two product lines.

     Operating revenue from home infusion therapy and pharmacy related services increased 24% to $41.5 million for fiscal 1996 from $33.6 million for fiscal 1995.

     Operating revenue from physician practices represented 7% of total operating revenue for fiscal 1996, compared to 9% for fiscal 1995. At July 31, 1996, the Company owned 24 physician practices and employed 29 primary care physicians. These practices are clustered in two rural marketplaces.

     Cost of revenue as a percentage of operating revenue decreased to 27.0% for fiscal 1996 from 27.1% for fiscal 1995 due to changes in the product mix in the last year resulting from mid-year fiscal 1995 and fiscal 1996 acquisitions. Selling, general and administrative expenses as a percentage of operating revenue remained relatively stable at 48.4%, down from 49.6% for fiscal 1995 as the revenue base has grown faster than the Company's costs. Changes in the Company's mix of business also affect these categories. For example, physician practices have no cost of revenue and all expenses are of selling, general and administrative natures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - CONTINUED
--------------------------------------------------------------------------------

FOR THE FISCAL YEARS ENDED JULY 31, 1996 AND 1995 (CONTINUED)

     Depreciation and amortization expense increased 177% to $26.5 million for fiscal 1996 from $9.6 million for fiscal 1995. Depreciation and amortization expense as a percentage of operating revenue was 10.1% for fiscal 1996 and 7.1% for fiscal 1995. The dollar increase was attributable to the Company's purchase of fixed and intangible assets resulting from various acquisitions and the fixed assets needed for the increased rentals of equipment. All acquisitions in fiscal 1996 were accounted for by the purchase method of accounting.

     Interest expense, net of interest income, increased to $5.2 million for fiscal 1996 from $835,000 for fiscal 1995. This increase resulted from the Company borrowing monies to fund certain acquisitions along with the issuance of the Convertible Subordinated Debentures on June 1, 1996.

     Income tax expense was provided at a 37.5% effective rate, compared to 37.2% the prior fiscal 1995.

     Net income for fiscal 1996 was $20.6 million, a 56.4% increase over the $13.1 million for fiscal 1995. Net income per share on a fully diluted basis increased 30.2% to $0.82 for fiscal 1996 compared to $0.63 for fiscal 1995. The weighted average number of shares on fully diluted basis increased 20.1% to 25.2 million on July 31, 1996 from 21.0 million at July 31, 1995, primarily as a result of the May 1995 public stock offerings and shares issued in conjunction with certain acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     At July 31, 1997, total current assets were $152.1 million and total current liabilities were $212.0 million, resulting in a working capital deficit of $59.8 million. This deficit results from the classification of the Company's line of credit as a current liability. The Company's current ratio was 0.72 to 1 at July 31, 1997 compared to 1.47 to 1 at July 31, 1996. Net trade accounts receivable increased $28.9 million in fiscal 1997, or 35%. This increase is attributable to acquisitions of the net assets of many home health care companies during the year and the 61% increase in operating revenue over the prior year. The Company's days revenue outstanding on net accounts receivable decreased to 81 days at July 31, 1997 from 92 days at July 31, 1996. Acquired receivables remaining outstanding account for approximately 11 days revenue outstanding at July 31, 1997 compared to 16 days revenue outstanding at July 31, 1996.

     Current liabilities increased $135.5 million in fiscal 1997, as an additional $129 million was borrowed on the syndicated bank line of credit. The balance of the change was due to income taxes payable.

     During fiscal 1997, the Company generated cash of $70 million from operating activities primarily as a result of net income of $30.8 million along with non-cash expenses of $73 million. Advances on the syndicated bank line of credit were utilized to fund acquisitions and internal expansion. During fiscal 1997, the Company spent $137 million to acquire various home health care companies and $56 million to purchase property and equipment, primarily rental equipment, for operational needs. The Company has been financing its revenue growth and increased working capital requirements with positive net cash provided by operating activities and short-term borrowings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - CONTINUED
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

     On June 1, 1996, the Company issued $110 million aggregate principal amount of 5 1/4% convertible subordinated debentures ("debentures"). Upon receipt, the proceeds were used to reduce the syndicated bank line of credit. The debentures are due 2003 with interest payable on June 1 and December 1, commencing December 1, 1996. The debentures do not provide for a sinking fund. The Debentures are convertible into Common Stock of the Company at any time after the 60/th/ day following the date of original issuance of the debentures and at or before maturity at a conversion price of $26.25 per share, subject to adjustment in certain events, plus accrued interest. The Debentures are redeemable at the option of the Company, in whole or in part, but not before June 4, 1999. The Company's ability to repurchase the Debentures is dependent upon the Company's having sufficient funds and may be limited by the terms of the Company's senior indebtedness or the subordination provisions of the related indenture.

     As of July 31, 1997, the Company had a syndicated bank line of credit of $300 million, with approximately $113.5 million available for future borrowing, as of September 16, 1997. The syndicated bank line of credit carries a negative pledge on all Company assets, is payable on demand and provides for interest rates, at the Company's election, of LIBOR plus .75%. The syndicated bank line of credit requires compliance by the Company with certain financial and negative covenants, including a restriction on dividends. As of July 31, 1997, the Company was in compliance with all covenants contained in the credit facility. Management believes that its credit capacity and cash flow from operations, will be sufficient for the Company's projected growth in the near future.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------
(in thousands, except per share amounts and prices of Common Stock)

                                                                                        FIRST    SECOND    THIRD       FOURTH
                                                                                       QUARTER   QUARTER   QUARTER     QUARTER
---------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JULY 31, 1997
  OPERATING REVENUE                                                                   $90,307  $ 97,835   $ 109,432  $125,118
  NET INCOME                                                                            6,351     7,275       8,266     8,914
  NET INCOME PER SHARE:
  PRIMARY                                                                             $  0.25  $   0.28   $    0.31  $   0.33
  FULLY DILUTED                                                                       $  0.25  $   0.27   $    0.30  $   0.31
  WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING:
  PRIMARY                                                                              25,547    26,432      26,580    26,850
  FULLY DILUTED                                                                        25,858    30,944      31,194    31,572
---------------------------------------------------------------------------------------------------------------------------------
Year Ended July 31, 1996
  Operating Revenue                                                                   $45,119  $ 61,463   $  72,984  $ 83,464
  Net Income                                                                          $ 4,323  $  4,931   $   5,441  $  5,860
  Net Income Per Share:
    Primary                                                                           $  0.18  $   0.20   $    0.22  $   0.23
    Fully Diluted                                                                     $  0.18  $   0.20   $    0.22  $   0.23
  Weighted Average
  Number of Share Outstanding:
    Primary                                                                            23,646    24,489      24,927    25,565
    Fully Diluted                                                                      24,381    25,204      25,299    25,940
---------------------------------------------------------------------------------------------------------------------------------
PRICES OF COMMON STOCK                                                                           HIGH      LOW
---------------------------------------------------------------------------------------------------------------------------------
FISCAL 1997 - QUARTER ENDED
    OCTOBER 31, 1996                                                                          $ 18 1/2   $  13 5/8
    JANUARY 31, 1997                                                                            21 3/4    15 19/32
    APRIL 30, 1997                                                                              20 3/8      14 1/2
    JULY 31, 1997                                                                               20 1/16      14 7/8
---------------------------------------------------------------------------------------------------------------------------------
Fiscal 1996 - Quarter Ended
    October 31, 1995                                                                          $     15   $10 13/16
    January 31, 1996                                                                            15 1/4      11 3/8
    April 30, 1996                                                                              21 7/8          15
    July 31, 1996                                                                               23 1/2      14 3/4
---------------------------------------------------------------------------------------------------------------------------------

     The Common Stock of the company has traded on the over-the-counter market since December 9, 1985 and is quoted on the NASDAQ National Market System under the symbol "ROTC". The prices presented in the above table are the high and low closing sales prices on the over-the-counter market for the Company's Common Stock as reported on the NASDAQ Market System. On October 21, 1997, there were approximately 26,443,147 shares of Common Stock outstanding which were by approximately 658 shareholders of record. On April 17, 1996, the Board of Directors declared a two-for-one split of its Common Stock, payable on May 21, 1996. This was affected in the form of a 100% dividend to shareholders of record on April 30, 1996 for all periods presented. All references to number of weighted average shares outstanding per share amounts and prices in the tables above have been restated to give retroactive effect to the two-for-one stock split. The Company has not paid any cash dividends since formation. The Company anticipates that for the foreseeable future, it will retain earnings in order to finance the development of its business and that no cash dividends will be paid on its Common Stock.

NOTES
--------------------------------------------------------------------------------

Directors                         Stephen P. Griggs

                                  Marc B. Levin

                                  Marshall A. Elkins

Executive Officers                Stephen P. Griggs
                                  President

                                  Marc B. Levin
                                  Executive Vice President - Investor Relations

                                  Marshall A. Elkins
                                  Executive Vice President and General Counsel

                                  C. Christian Winkle
                                  Executive Vice President - Field Operations

                                  Lawrence P. Cirka
                                  Executive Vice President

                                  Brian K. Davidson
                                  Executive Vice President - Development

                                  Anthony R. Masso
                                  Executive Vice President - Managed Care

                                  John Heller
                                  Executive Vice President - Facility Operations

                                  W. Bradley Bennett
                                  Executive Vice President - Chief Accounting
                                    Officer

                                  Eleanor C. Harding
                                  Executive Vice President - Finance

                                  Virginia Dollard
                                  Executive Vice President - Post Acute Network
                                     Operations

                                  C. Taylor Pickett
                                  Executive Vice President

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


                              OUTSIDE BACK COVER